As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ALPHASMART, INC.

(Exact name of registrant as specified in its charter)

Delaware	3571	770298384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

973 University Avenue

Los Gatos, California 95032

(408) 355-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ketan D. Kothari

Chief Executive Officer

AlphaSmart, Inc.

973 University Avenue

Los Gatos, California 95032

(408) 355-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Robert G. Day Benjamin D. Nelson Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Justin L. Bastian Mary J. Shimizu Morrison & Foerster LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee

Common Stock, $0.0001 par value	$57,960,000	$4,689

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated September 30, 2003.

                Shares

Common Stock

This is the initial public offering of AlphaSmart, Inc. We are offering                          shares of our common stock and certain of our stockholders are selling an additional                          shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

We anticipate that the initial public offering price will be between $         and $         per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “ALSM.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to AlphaSmart, Inc.	$	$
Proceeds, before expenses, to Selling Stockholders	$	$

We, and the selling stockholders, have granted the underwriters the right to purchase up to                          additional shares of common stock to cover over-allotments.

Delivery of the shares is expected to be made on or about                     , 2003.

Deutsche Bank Securities

Jefferies & Company, Inc.

The date of this prospectus is                     , 2003.

DESCRIPTION OF GRAPHICS INSIDE THE FRONT COVER

Across the top 3 inches of the next page is a yellow band. Below the yellow band are two columns containing both pictures and text.

Left Column

The AlphaSmart logo appears within the yellow band above the left column. The logo consists of a black square with the top right and lower left corners of the square cut back such that it appears that two computer monitors are imposing into the square. A wavy white line runs between the corners of the monitors, which is designed to relay the impression that a wire connects the monitors. Immediately to the right of the square is the name “AlphaSmart.” The “registered” trademark symbol is positioned at the right side of the top of the “t” in the word AlphaSmart. Below the logo are pictures of the three AlphaSmart devices. Each of the devices is black. The body of each device consists of a computer-like keyboard and a small screen on which users of the device may view the text typed into it. The products are arranged one on top of the other in an overlapping manner. The upper-most device has the words “AlphaSmart 3000” written on it in white letters just below the screen. The device in the middle has the words “Dana by AlphaSmart” written on it in white letters just below the screen. The device on bottom has the words “Dana Wireless by AlphaSmart” written on it in white letters just below the screen.

Below the AlphaSmart devices are four pictures of the shrink-wrap software packages that come with, or can be purchased for, the AlphaSmart device. The boxes are arranged in two columns with two of the boxes on top and two boxes underneath. The name on the box on the top left is “Inspiration.” The name on the box on the top right is “KeyWords.” The name on the box on the bottom left is “AlphaQuiz.” On the bottom right is a picture of a CD-ROM and CD-ROM sleeve. The CD-ROM sleeve has the name “Get Utility” on it.

Beneath the boxes is a paragraph containing the following text: “Our classroom solution includes proprietary, licensed, and third-party software for applications such as word processing, keyboarding instruction, assessment, special needs, and outlining.”

Right Column

The following text is positioned at the top of the right column directly across from the AlphaSmart logo: “AlphaSmart, Inc. is a leading provider of technology solutions for the education market, designed to reduce the cost and complexity of computing devices used in the classroom.”

Below that paragraph are the following descriptions of the three AlphaSmart devices in the left column:

“AlphaSmart 3000. Simple, portable affordable. With its SmartApplet architecture and SmartOption management capabilities, the AlphaSmart 3000 is the basis of a wide range of solutions for creating, learning, and assessment.

Dana by AlphaSmart. This Palm OS-based platform includes a wider touch screen display and increased functionality.

Dana Wireless by AlphaSmart. All the functionality of Dana by AlphaSmart plus wireless connectivity.”

To the left of each of the product description paragraphs is a series of bubbles positioned to resemble a dotted line. Each dotted line runs between to the device and the paragraph it describes.

Below the device description is a graphic depicting a woman standing behind a wheeled cart. The woman is holding an AlphaSmart device in her hand. The cart has two doors that are open. Inside the cart are thirty AlphaSmart devices. Parallel with the top of the woman’s head is a paragraph containing the following text: “The SmartOption Classroom Bundle makes it easy to manage up to 30 AlphaSmart 3000s at once, and opens the door to a whole new range of possibilities.”

Below the cart graphic is a picture depicting a young woman who is standing up and speaking to four students who are sitting at a table. Each of the students is using an AlphaSmart device. Above the picture is a caption that contains the following text: “AlphaSmart offers product training courses to help educators apply our solutions more closely to curriculum requirements.”

Centered across the bottom of the page is the following text: “Our mission is to develop and market affordable and effective technology solutions for the education market.”

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the “Risk Factors” section beginning on page 6.

AlphaSmart, Inc.

We are a leading provider of technology solutions for the education market designed to reduce the cost and complexity of computing devices used in the classroom. Our solutions help students improve fundamental academic skills, help teachers increase classroom productivity and provide administrators with a low total cost of ownership option to achieve the goal of providing one computer for each student, or one-to-one computing. Since the launch of the first AlphaSmart platform in 1993, we have sold approximately 1,100,000 AlphaSmart devices in over 7,500 school districts and have recorded ten consecutive years of profitability.

The AlphaSmart solutions comprise two platforms, the AlphaSmart 3000 and Dana by AlphaSmart. Each platform includes a device with a keyboard, display and application software designed to support educational tasks such as writing, keyboarding, assessment and outlining, as well as special needs applications. In addition, the Dana is a Palm OS-based device, which supports additional software applications for reading, mathematics, social studies, science and productivity. The wireless version of the Dana by AlphaSmart platform, Dana Wireless, supports communication applications such as e-mail, web browsing and instant messaging. Our management tools simplify the administration of our devices and allow teachers to control applications, file transfers and access through the teacher’s desktop computer.

Parents, teachers and policy makers are increasingly focused on improving the essential academic skills of students. For example, in January 2002, Congress passed the “No Child Left Behind Act of 2001.” Schools in the United States have responded to the increasing public interest in improving education in part by investing in educational technologies, such as computer hardware and software, computer-assisted learning programs and technology-related professional development training, among others. IDC forecasts that information technology spending in the U.S. K-12 districts will reach approximately $4.8 billion in 2004. We believe that as teachers and administrators scrutinize their spending on technology, they will focus on the benefits achieved through one-to-one computing.

Current computing options for the education market consist primarily of personal computers, or PCs, and personal digital assistants, or PDAs, which are not specifically designed for classroom use. We believe that our educational technology solutions address the challenges of providing one-to-one computing in the classroom and meet the needs of the education market in ways that other available technology solutions do not. Our solutions offer the following benefits:

•	Provide Lower Total Cost of Ownership. Because our platforms generally have lower initial purchase costs, simplified operating systems that require limited or no technical support, low power consumption and high durability, we believe that our solutions offer a lower total cost of ownership than most PCs.

•	Improve Students’ Fundamental Academic Skills. By targeting the functionality of our platform to specific lessons with innovative educational applications, we believe that our solutions provide students with technology that enables them to improve their fundamental skills.

•	Improve Teacher Productivity. Our platforms require minimal training and technical support enabling teachers to focus on educating their students rather than on dealing with complex technology.

We believe that we have established AlphaSmart as a premier brand providing easy-to-use education-specific solutions, which can operate on a stand-alone basis or complement the limited number of PCs available in classrooms today. We have established a presence in approximately one-half of the school districts in the U.S. and have sold products into more than ten countries. Our objective is to be the leading provider of affordable and effective technology solutions for the K-12 market, and to penetrate higher education and other markets. Key elements of our strategy include:

•	Increase Sales Penetration of U.S. K-12 Market. We intend to continue to pursue our installed base and penetrate new school districts through our growing sales force and through recently formed alliances with value-added resellers;

•	Leverage the AlphaSmart Brand. We plan to capitalize on our established brand in educational technology to attract an increasing share of the educational technology budget;

•	Develop and Market Wireless Solutions. We intend to capitalize on the growing demand for wireless connectivity both in the classroom and in other markets;

•	Increase our International Presence. We intend to expand our international footprint through the continued addition of distribution agreements with international resellers, placement of direct sales employees in overseas markets and localization of content for our platforms; and

•	Expand into New Market Segments. We continue to develop channels to penetrate other vertical markets, including higher education, journalism and healthcare.

Company Information

References in this prospectus to “AlphaSmart,” “we,” “our” and “us” refer to AlphaSmart, Inc., a Delaware corporation, and not to the underwriters. Our predecessor entity, AlphaSmart, Inc., a California corporation, was incorporated in January 1992 as Intelligent Peripheral Devices, Inc. and changed its name to AlphaSmart, Inc. in November 1999. We are a Delaware corporation formed in February 2002 and a wholly owned subsidiary of the California corporation. Before the effectiveness of this offering, the California corporation will merge into us to effect a reincorporation under the Delaware General Corporation Law. Our principal executive offices are located at 973 University Avenue, Los Gatos, California 95032 and our telephone number is (408) 355-1000. Our website can be found at www.alphasmart.com. Information contained in our website is not a prospectus and does not constitute a part of this prospectus.

Trademarks

Our trademarks include ALPHASMART®, our company logo, ALPHASMART 3000, ALPHAHUB®, ALPHASMART MANAGER, ALPHAWORD, ALPHAQUIZ®, DANA BY ALPHASMART, and SMARTCART, SMARTAPPLET®, TURBOTRANSFER® and NOT JUST TOOLS. SOLUTIONS. Other trademarks in this prospectus belong to their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds

The proceeds from this offering will be used to repay our term loan, to redeem our outstanding shares of mandatorily redeemable preferred stock and for general corporate purposes. See “Use of Proceeds” for more information.

Proposed Nasdaq National Market symbol	ALSM

The number of shares of our common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of September 20, 2003, and includes:

•	5,037,744 shares of common stock to be issued upon the automatic conversion of all outstanding shares of redeemable convertible preferred stock immediately prior to completion of this offering; and

•	shares of common stock to be issued in this offering.

The number of shares of our common stock that will be outstanding immediately after this offering excludes:

•	972,309 shares of common stock issuable on exercise of outstanding stock options as of September 20, 2003;

•	100,000 outstanding shares of mandatorily redeemable preferred stock; and

•	500,095 additional shares of common stock reserved and available for future issuance under our employee stock plans.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	No exercise of the underwriters’ over-allotment option granted by us and the selling stockholders;

•	The redemption of all outstanding shares of mandatorily redeemable preferred stock;

•	The conversion of all outstanding shares of redeemable convertible preferred stock into 5,037,744 shares of common stock immediately prior to the completion of this offering; and

•	The effectiveness of a two-for-three reverse split of our common stock and our redeemable convertible preferred stock to be completed prior to this offering.

For additional information regarding these shares, see “Management—Benefit Plans” and “Description of Capital Stock.”

Summary Consolidated Financial Data

(in thousands, except share and per share data)

The following table provides summary financial data and should be read in conjunction with the information contained in the sections “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. The pro forma data in the tables below give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock immediately prior to the completion of this offering. The pro forma as adjusted data in the tables below give effect to the sale of              shares of common stock at an assumed initial public offering price of $         per share, the receipt of the proceeds of this sale after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, the repayment of our term loan and the redemption of all outstanding shares of mandatorily redeemable preferred stock. See “Use of Proceeds” and “Capitalization” for further information.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$26,604	$29,272	$33,686	$36,225	$35,631	$19,107	$20,010
Cost of revenue	10,854	12,551	17,781	18,567	16,921	8,951	9,662

Gross margin	15,750	16,721	15,905	17,658	18,710	10,156	10,348

Operating expense:
Research and development	763	830	1,280	2,384	2,806	1,405	1,521
Sales and marketing	945	1,392	2,912	4,471	5,091	2,728	2,892
General and administrative	4,031	4,146	4,480	3,860	4,571	2,091	1,783

Total operating expense	5,739	6,368	8,672	10,715	12,468	6,224	6,196

Operating profit	10,011	10,353	7,233	6,943	6,242	3,932	4,152
Other income (expense)	157	(1,716)	(1,906)	(1,590)	(1,018)	(524)	(512)

Profit before income taxes	10,168	8,637	5,327	5,353	5,224	3,408	3,640
Provision for income taxes	(173)	(1,541)	(2,286)	(2,313)	(2,098)	(1,370)	(1,463)

Net income	$9,995	$7,096	$3,041	$3,040	$3,126	$2,038	$2,177

Net income per share:
Basic	$1.00	$0.95	$0.58	$0.56	$0.57	$0.37	$0.39
Diluted	$0.98	$0.67	$0.29	$0.28	$0.29	$0.19	$0.20
Weighted-average number of shares used in per share calculations:
Basic	10,000,000	7,464,704	5,211,077	5,411,028	5,481,226	5,458,965	5,523,329
Diluted	10,238,067	10,520,240	10,487,369	10,925,533	10,807,508	10,790,253	10,890,070
Pro forma net income per common share (unaudited):
Basic					$0.30		$0.21
Diluted					$0.29		$0.20
Weighted-average number of shares used in pro forma per common share calculations (unaudited):
Basic					10,518,970		10,561,073
Diluted					10,807,508		10,890,070

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,712	$2,712	$
Working capital	3,310	3,310
Total assets	12,597	12,597
Long-term liabilities	13,223	13,223
Redeemable convertible preferred stock	13,468	—
Total stockholders’ deficit	(22,175)	(8,707)

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Although the risks identified below represent those we believe to be the most significant at the present time, additional risks that we are currently unaware of or that we currently deem immaterial may occur. If any of the following risks do occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline due to any of the following risks and you may lose all or part of your investment.

Risks Associated With Our Business

If fewer teachers and administrators adopt educational technology solutions and embrace one-to-one computing than we expect, or if our current and future platforms do not obtain broad market acceptance for other reasons, our financial results will be adversely affected.

Our business depends on an increasing number of teachers and administrators adopting educational technology solutions and embracing the concept of one student to one computer, or one-to-one computing. There is the risk, however, that one-to-one computing may not produce the expected educational benefits or teachers and administrators may not recognize the benefits. As a result, fewer teachers and administrators may incorporate our platforms into their classrooms than we expect, and our business, financial condition and results of operations would be adversely affected. Also, market acceptance of our platforms may be negatively influenced by a number of other factors, including:

•	A reluctance of teachers to adopt and use educational technology to supplement their customary teaching practices due to habit or the belief that the technology is too complicated or too difficult to adopt and manage; and

•	Resistance by parents based on the belief that children should not depend on technology as a substitute for the development of basic skills.

Furthermore, the K-12 educational technology market in which we compete is characterized by new product introductions and, to a lesser extent, technological changes. These trends may reduce sales of our existing platforms. Our success depends on our ability to respond to these trends by enhancing our existing platforms and developing and successfully introducing new platforms.

Our sales are primarily to educational institutions. A decline of investment in, or loss or reduction of government funding for, educational technology would negatively affect our financial results.

Substantially all of our net revenue is derived from sales to educational institutions, individual teachers and their suppliers. We cannot assure you that educational institutions and/or individual teachers will continue to invest in technology-based platforms. Due to our dependence on educational institutions, the funding of which depends largely on government support, a substantial decrease in funding for educational technology would have a material adverse effect on our business, financial condition and results of operations. The sources of funding for our platforms depend heavily on local, state and federal political bodies and, as a result, education budgets may vary from year to year. In this regard, the economic downturn has created uncertainty regarding school budgets and, in some cases, actual reductions of school budgets. For example, California’s recent budget crisis has resulted in reduced funding for education. Any significant reductions in education funding, particularly in states like California and Texas in which we have many customers, would likely result in reduced technology spending and materially adversely affect our financial results. We believe that our reduced net revenue in the second half of 2002 resulted in part from uncertainty regarding budgets among our customers and that future uncertainty regarding school budgets and school budget reductions would adversely affect our financial results. In addition, some aspects of government sponsored education initiatives may not endorse, or be complementary to, the principles and methodologies underlying and associated with our platforms, which could adversely affect our business, financial condition and results of operations.

Unless we maintain a strong brand identity, develop the Dana by AlphaSmart brand and protect our brands, our business may not grow and our financial results may suffer.

We believe that building and enhancing the value of our brands is critical to attracting purchasers of our platforms. One of our strategies is to leverage the strength of our AlphaSmart brand. For example, we have recently introduced our new Dana by AlphaSmart brand and may in the future introduce new brands. Our success in developing brand awareness will depend on our ability to provide educational technology that meets the needs of students, teachers and administrators. We cannot assure you that we will be successful in promoting our existing or new brands. We will need to increase spending on brand-building strategies, which include advertising, promotional programs and efforts by our sales force. Net revenue from these activities may not be sufficient to offset associated costs.

We seek to protect our brands, trademarks and logos through a variety of strategies, including domestic and foreign trademark registrations. However, we may be unable to stop third parties from adopting similar names, trademarks and logos, especially in international markets where intellectual property rights may be less protected or more difficult to enforce. In addition, it is possible that the brands, logos and trademarks we use may infringe on the rights of others or may be challenged as infringing, and we may have to devote time and money to defending such claims. For example, in November 2002 we received a letter from Dana Corporation, a global automotive supply company, alleging that our use of and application to register the trademark DANA BY ALPHASMART constituted infringement and dilution of its rights in its DANA trademark. We denied these allegations. In March 2003, Dana Corporation and its affiliate Dana Technology, Inc. commenced an adversary proceeding before the U.S. Patent and Trademark Office in opposition to our DANA BY ALPHASMART trademark application. This proceeding focused on our application to register the trademark, rather than our continued use. We subsequently withdrew our application to register this trademark and are relying on our common law rights.

Our platforms compete against PCs, which have greater functionality. If our customers and potential customers decide that the benefits of greater functionality outweigh our platforms’ advantages, our financial results would suffer.

Our competitors include sellers of desktop, laptop, tablet and notebook personal computers, or PCs, which typically have more functionality than our platforms. We also compete against providers of PC-based solutions referred to as mobile labs, which generally consist of carts containing thirty or fewer wirelessly networked laptops that can be wheeled from classroom to classroom. We believe our business depends, in part, on teachers and administrators preferring the lower total cost of ownership, greater durability and targeted functionality associated with our platforms to the greater functionality of PCs. We expect the price of PCs to continue to decrease, and their durability may increase or PC makers may develop technology that allows teachers to target the functionality of PCs in a classroom environment. As a result of these factors, customers or prospective customers may choose to purchase PCs instead of our platforms. For instance, the State of Maine and Apple Computer have a program under which Apple Computer will supply laptops to every 7th and 8th grade public school student by the fall of 2003.

Because our product offering is not diversified, a decrease in sales of our platforms may seriously harm our business.

Our two platforms, AlphaSmart 3000 and Dana by AlphaSmart, are in a narrow category of products, namely computing devices for use in the K-12 classroom. We do not offer a diversified product line or services, as some of our competitors do. Consequently, if sales of our platforms decline precipitously, our business would be seriously harmed, and it may be difficult for us to recover, because we do not have the breadth of products that would enable us to sustain our business while seeking to develop new types of products or services or other markets for our platforms. In addition, because our technical know-how and intellectual property have limited application, we may be unable to leverage our technical know-how and intellectual property to diversify our product line or develop other products or sources of revenue outside our current niche market.

The success of our Dana by AlphaSmart platform depends substantially on PalmSource, our license from PalmSource and the success of the Palm OS operating system.

We currently license the Palm OS operating system from PalmSource for use in our Dana by AlphaSmart platform. The use of, and interoperability with, the Palm OS operating system is an important part of the Dana by AlphaSmart platform. As a result, the success of our Dana by AlphaSmart platform substantially depends on our relationship with PalmSource and the success of PalmSource and the Palm OS. If the Palm OS business is unsuccessful, or if PalmSource encounters financial or other difficulties that affect its operations or the popularity of the Palm OS, the success of our Dana by AlphaSmart platform would be adversely affected. Also, unless extended by mutual agreement, our license agreement with PalmSource will terminate in June 2006.

Our license with PalmSource also provides that PalmSource may allow us to examine or modify the source code to the Palm OS software. If an entity that develops, manufactures, markets and/or distributes handheld or mobile computing devices or related operating systems software acquires more than 20% of our outstanding stock or directly merges with us, we would be required to return any source code we may have and our right to examine or modify source code would terminate. If this license is terminated, or if PalmSource encounters financial or other difficulties that affect the Palm OS popularity, we may be required to license a substitute operating system, which could be less desirable and more costly in terms of cash and other resources. Alternatively, we could develop our own operating system, but this would take considerable time, resources and expense, would likely divert our engineers’ attention from platform innovations and may not have the advantages of the Palm OS applications compatibility.

Shipments of our platforms could be delayed and our business may be seriously harmed if our suppliers, particularly our single source suppliers, do not satisfy our requirements and alternative sources are not available.

We rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on our forecasts. We do not, and our contract manufacturers do not,

carry a significant inventory of these components. At various times, some of our platforms’ key components, including display components and flash memory, have been in short supply. Delays in our supply chain would harm our ability to deliver our platforms on a timely basis. The cost, quality and availability of components are essential to the successful production and timely sale of our platforms. If our suppliers are unable to meet our demand for these components, we will be required to work around these shortages, which may have a material adverse effect on our manufacturing costs and our business, financial condition and results of operations. Each of our platforms contain certain components, including the following, that have a single source supplier:

•	The display screens on our devices;

•	The wireless module kit in our Dana Wireless device;

•	Certain microprocessors in our devices; and

•	The USB chip in our Dana devices.

If any supplier of these components is unable or unwilling to meet our needs, qualifying new suppliers would likely be time-consuming and cause production delays.

We must maintain customer loyalty, or our business will be adversely affected.

In the year ended December 31, 2002, over 60% of our net revenue came from districts to which we had previously sold units. If our current and repeat customers decide to purchase technology other than ours, or if they decide to allocate funding away from educational technology, our net revenue would decline.

The loss of our senior management could have a material adverse effect on our business.

We depend on the continued service of our senior management. Our management team, Ketan D. Kothari, Manish D. Kothari, Joseph Barrus and James M. Walker, has a substantial role in our product development, our reputation and contacts with customers and third party developers and our business culture. We do not have employment agreements with any of these persons, and we have no current intention of entering into any such employment agreements. The loss of services of any of these persons could harm our business.

If our customers delay purchases to evaluate new products and platforms we may introduce in the future, our financial results could be adversely affected.

We intend to continue to introduce new products and platforms. In response to these introductions, our customers may delay purchases of our existing platforms and products, which could adversely affect our financial results.

We rely on third parties to help develop software applications for our platforms. If we fail to maintain and manage these relationships, if the third parties fail to perform satisfactorily or if we are unable to attract third party developers to our platforms, our business may be adversely affected.

Unless teachers are offered a meaningful number of quality education-related applications, adoption of our platforms will be slower than anticipated and our financial results may be materially adversely affected. To augment our software development activities, we rely on third parties to help develop software applications for our platforms. For instance, we license technology included in our KeyWords SmartApplet from Renaissance Learning, Inc., and Don Johnston, Inc. developed our Co:Writer SmartApplet. We also intend to enter into additional third party relationships for the development of additional software applications for our platforms. We also outsource a portion of our internal software development function. Some of these third parties have limited operating histories and limited access to capital. Furthermore, we rely on these third parties to protect their intellectual property rights and to not infringe the rights of others. As a result, we have less control over software development and engineering processes, and associated intellectual property protection and infringement risks, than if we developed software internally. We rely on these third parties to deliver software or other technology that meet our specifications in a timely and cost-effective manner, and delays or cost overruns in software developments or intellectual property infringement claims could negatively affect customer relations and our competitive position.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our common stock to decline.

Our quarterly operating results are likely to fluctuate. As a result, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. Factors that are likely to cause our quarterly net revenue and operating results to fluctuate include those discussed in these risk factors. If our quarterly net revenue or operating results fall below the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Our platforms compete with other solutions. If our customers and potential customers choose these other solutions, our business would suffer.

In addition to competing with PC manufacturers, we also compete against sellers of other technology solutions, such as personal digital assistants, or PDAs, based on operating systems such as the Palm OS, Win CE or embedded Linux. Although PDAs generally have a smaller screen than our platforms and generally do not include integrated keyboards, they offer some of the same benefits to students, teachers and administrators as our platforms. For instance, PDAs generally have a lower initial cost and are more portable than PCs. As such, our customers or prospective customers may choose to purchase PDAs instead of our platforms. Also, companies that have competed with us have in the past attempted to replicate our technology and market it to the U.S. K-12 market. Although we believe these competitors currently have little or no market share, they have at times caused us to reduce our prices in order to obtain customer sales. This type of competition could in the future cause us to lower our prices in some markets, or any of such companies could emerge as more significant competitors. Furthermore, there are a number of significantly larger companies with which we do not currently compete that do not currently offer the same or similar technology solutions for the education market but that could, with limited barriers to entry, compete directly with us in the future.

We expect our competitors, including providers of PCs, to continue to reduce their prices; to improve the performance of their current platforms; and to introduce new platforms, services and technologies. Successful new platform introductions or enhancements by our competitors could reduce the sales and market acceptance of our platforms, cause intense price competition or make our platforms obsolete. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in preferences or requirements in the educational technology market or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their platforms than we do. To be competitive, we must continue to invest resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business.

If our third party manufacturers are unable to perform, or if we do not provide our manufacturers with accurate demand forecasts, we could experience production delays.

We rely on third party manufacturers, AQS, Inc. and Wolf Electronix, Inc. for a substantial portion of the procurement, production and testing of our platforms. Although we believe we could find alternate manufacturers, if these manufacturers are unable to perform their functions, we could experience disruptions in our operations and delays in our shipments. Furthermore, we must provide these manufacturers with accurate rolling demand forecasts. If our actual requirements exceed our forecasts, these manufacturers may be unable to manufacture our products in a timely manner to meet customer demand. If our forecasts are more than our actual requirements, we could be required to reimburse our manufacturers for their component purchases on our behalf if they are unable to use those components in our products.

Dana by AlphaSmart, our newest platform based on the Palm OS operating system, is targeted in part at the higher education market, a market in which we have little experience.

Historically, almost all of our net revenue has come from the K-12 market. We believe that our Dana by AlphaSmart platform, which we began shipping in October 2002, will be useful in other markets, such as higher education. We do not have the experience and customer contacts in the higher education market that we have in the K-12 market. As a result, we may be unable to market our Dana devices successfully to the higher education market or other markets in which they would otherwise be useful. Furthermore, we could incur costs related to our efforts to penetrate the higher education market that are not offset by related net revenue.

We need to manage growth of our direct and indirect sales force effectively.

We intend to expand our international presence, market and sell our Dana devices in the higher education market and in selected vertical markets, such as journalism and healthcare, and continue to penetrate the U.S. K-12 markets. These strategies require us to manage our direct and indirect sales force teams effectively. Internationally, almost all of our historical sales have been conducted through resellers. To increase our international presence, we must enter into reseller agreements in our existing international markets and in the additional markets we enter or we must hire and train direct international sales employees in these markets. In the U.S. K-12 markets, we intend to hire additional direct sales employees within the next year. In hiring these employees, we need to select the proper markets in which to focus the new employees and assess the start-up costs associated with establishing a customer base and contacts in the selected markets. Also, as we increase our installed base and introduce new products, we will need to manage the training and staffing of our customer care center. For example, since introducing our Dana by AlphaSmart platform in October 2002, call volume at our customer care center has increased. If we do not manage these challenges effectively, we may be unable to capitalize on available opportunities or we may expend costs that are not justified by related net revenue.

Our sales cycle can be long and unpredictable, and this can lead to fluctuating financial results.

Most of our customers are public institutions, such as public school districts, that depend on public funding sources. These funding sources can be found from all levels of government through a wide variety of programs. Identifying the decision maker and a potential funding source is often time consuming. Larger orders, in particular, can take months or years to complete. For example, a recent order began with an initial customer contact in March 2002 and culminated in a purchase order for approximately $1.3 million that we received in September 2003, 18 months after beginning the sales process. Other variables also complicate the purchasing process, including the timing of disbursement of funds from funding sources and the person-to-person sales contact process. Sales may take much longer than anticipated, may fall outside the approved budget cycle and, therefore, may not occur due to the loss of funding. As a result of these factors, our sales cycle is unpredictable and typically lasts six to 18 months. This unpredictability could cause our net revenue and financial results to vary significantly from quarter to quarter.

Our future performance depends on our ability to attract and retain key personnel.

Our success depends in part on our ability to attract and retain qualified management, sales and marketing and engineering personnel. As we enter new markets, such as higher education, vertical markets and international markets, we will need to hire sales and other personnel with familiarity with these markets. The loss of key employees, or the inability to attract key employees, could limit our ability to develop new platforms and result in lost sales and diversion of management.

Our quarterly results have fluctuated in the past due in part to school funding calendars, and these seasonal fluctuations make predicting our sequential quarterly results difficult.

Our sales are typically substantially higher in our second quarter, when districts use end of year funds, and in our third quarter, when districts use beginning of year funds. However, our financial results in 2001 and 2002 did not follow this seasonal pattern. We believe this resulted from economic issues related to the events of September 11, 2001 and uncertainty regarding school budgets in 2002. However, absent these or other external events or a downturn in our business for other reasons, we expect our operating results to reflect the seasonality described above. As a result of these fluctuations and other risks we have described under the heading “Risk Factors,” financial results for a quarter are not indicative of any subsequent quarter. This can make predicting our financial results difficult.

We may be unable to adequately protect our intellectual property, which may cause us to lose market share or reduce our prices.

Our success depends to a significant degree on our ability to protect and preserve the proprietary aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization. Although we have been issued patents in the United States and Europe, we do not rely on patents to protect our core intellectual property. To protect our intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants and third party developers and control access to and limit distribution of our proprietary technology. However, these measures afford only limited protection and may be inadequate. Enforcing these or other rights we have related to our technology could be costly, time-consuming and distracting. Others may develop non-infringing technologies that are similar or superior to ours. If competitors are able to develop such technology, they may be able to market and sell products that compete with ours, and this competition could adversely affect our business.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

To date, we have generated substantially all of our net revenue from sales in the United States. In the year ended December 31, 2002, approximately 9% of our net revenue was generated from international sales, and in the six months ended June 30, 2003, this percentage was 10%. We intend to continue to expand our presence in such markets and enter additional international markets in the near future, and these expansion efforts will be subject to economic, political, regulatory, and other risks generally associated with international sales and operations. To the extent that our net revenue from international operations represents an increasing portion of our net revenue, we will be subject to increased exposure to international risks, including changes in a specific country’s or region’s political or economic conditions and difficulty in managing widespread sales and support operations.

Our business could be harmed by lawsuits that have been filed, or may in the future be filed, against PalmSource involving the Palm OS operating system.

Suits against PalmSource involving the Palm OS operating system, which we license from PalmSource, could adversely affect us. A disruption in PalmSource’s business because of these suits could disrupt our operations and result in higher costs to us. PalmSource is a defendant in several patent infringement lawsuits involving the Palm OS operating system. Although we are not a party to these cases, we could be adversely affected by a determination adverse to PalmSource as a result of market uncertainty or platform changes that could arise from such a determination.

We could become subject to litigation regarding intellectual property, which could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This litigation is particularly prevalent in the technology industry. In addition, in recent years, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may pursue litigation against us with respect to intellectual property-based claims, including any such claims related to use of our existing brands, trademarks and logos. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our platforms that could arise in the future, we could be required to obtain licenses to the infringing technology; begin using other brands, trademarks and logos; pay substantial damages under applicable law; cease the manufacture, use and sale of platforms found to be infringing; or expend significant resources to develop non-infringing technology. Our insurance may not cover potential claims or may not be adequate to indemnify us for damages we incur. Also, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Being a public company will increase our administrative costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, Nasdaq has proposed revisions to its requirements for companies that are Nasdaq-listed. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. For example, partially in connection with becoming a public company we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent, a bank note company, and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Any errors or defects contained in our platforms, or our failure to comply with applicable safety standards could result in delayed shipments or rejection or recall of our platforms, damage to our reputation and expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some of our platforms, and recalls of existing platforms, due to defects or errors in our platforms. For instance, in May 2003 we issued a recall on approximately 9,000 Dana devices as a result of a defect in the display screens that in some cases resulted in the backlight to the screen malfunctioning. Although the recall is complete, we cannot assure you that our platforms in the future will not contain other errors or defects that are discovered after commercial shipments have begun. Children could sustain injuries from our platforms, and we may be subject to claims or lawsuits resulting from such injuries. Any such injuries or recalls could result in the rejection of our platforms by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business.

Terrorist attacks or global unrest could adversely affect our business.

In the weeks following the events of September 11, 2001, we had very few orders, which adversely affected our net revenue in the second half of 2001. Terrorism, wars or global unrest could adversely affect our business in the future.

Risks Related To The Offering

After the offering, our principal stockholders will still have the ability to control us and significantly influence our business.

Upon completion of the offering, our principal stockholders, Ketan D. Kothari, Manish D. Kothari, Joseph Barrus and entities affiliated with Summit Partners, L.P., collectively, will beneficially own approximately     % of the outstanding common stock. As a result, our principal stockholders will continue to have the ability to control and direct our business and affairs.

Sales of a substantial number of shares of common stock in the public market following the offering could adversely affect the market price for our common stock.

Upon completion of the offering, we will have             shares of common stock outstanding, of which the              shares sold in the offering acquired by persons who are not our affiliates will be tradable without restriction or further registration under the Securities Act of 1933. Shares sold in this offering that are acquired by our affiliates will be subject to the resale limitations, but not the holding period requirements, of Rule 144 under the Securities Act. We, and our officers, directors and principal stockholders who hold in the aggregate          shares of common stock, have agreed that we will not, for a period of 180 days from the date of this prospectus, offer, sell, contract to sell or otherwise dispose of any of shares of our common stock without the prior written consent of the underwriters. We believe that, following the expiration of this 180-day period, all of these shares will be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations. In addition, we intend to file a registration statement under the Securities Act to register an aggregate of 1,459,070 shares of our common stock reserved for issuance under our 1998 stock option plan, our 2003 stock plan and our 2003 employee stock purchase plan. These shares, if issued in accordance with these plans, will be eligible for immediate sale in the public market, subject to volume limitations of Rule 144. We have also granted demand, piggyback and S-3 registration rights to holders of 5,037,744 of our shares, and the holders of an additional 4,929,408 shares have been granted only piggyback registration rights.

Our common stock has no prior market, which may result in share price volatility.

Prior to the offering, there has been no public market for our common stock and we cannot assure you that a regular trading market will develop after the offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price of the common stock will be determined through negotiations between the underwriters and us. Numerous factors, many of which are beyond our control, may cause the market price of the common stock to fluctuate significantly. These factors include announcements of technological innovations, customer orders of new platforms by us and our competitors, our earnings releases, market conditions in the industry and the general state of the securities markets. In addition, the timing of orders by our customers may cause quarterly fluctuations of our results of operations that may, in turn, affect the market price of the common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. However, our outstanding mandatorily redeemable preferred stock has been accruing dividends on a daily basis at a rate of approximately 7.5% per year since June 1999. In connection with this offering, we will be required to redeem these shares for an aggregate of $10,335,000. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We plan to use the net proceeds from this offering to repay our term loan with Union Bank of California, N.A., to redeem our mandatorily redeemable preferred stock and for working capital, capital expenditures and other general corporate purposes. We may also use the proceeds of this offering to acquire or invest in other complementary businesses or technologies. We will have broad discretion in determining how we apply the net proceeds from this offering, and you may not agree with these uses. Also, we may not be successful in investing the net proceeds from this offering in our operations or external investments to yield a favorable return. For more information see “Use of Proceeds.”

Our new investors will experience dilution in the book value per share.

Purchasers of the common stock offered hereby will experience an immediate and substantial dilution of $             in the consolidated net tangible book value per share from the assumed initial public offering price of $             per share.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions:

•	Authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

•	Provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	Prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	Prohibit stockholders from calling special meetings of stockholders;

•	Prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	Establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control, which may depress the market price of our common stock. Our license with PalmSource also provides that PalmSource may allow us to examine or modify the source code to the Palm OS software. If an entity that develops, manufactures, markets and/or distributes handheld or mobile computing devices or related operating systems software acquires more than 20% of our outstanding stock or directly merges with us, we would be required to return any source code we may have. The existence of this competitor-related termination provision might have an anti-takeover effect.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. These statements involve known and unknown risks and uncertainties that could cause our or our industry’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock offered by us will be approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full, at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of the              shares to be sold by the selling stockholders or the              shares to be sold by the selling stockholders pursuant to the underwriters’ over-allotment option.

We intend to use the net proceeds from this offering to prepay the outstanding balances on our term loan with Union Bank of California, N.A., as required by our agreement with the bank. Our term loan with Union Bank accrues interest at a base rate equal to the LIBOR plus 1.5%. This term loan was obtained in May 2003 and matures on May 31, 2005. Assuming we had repaid the term loan on June 30, 2003, we would have been required to repay approximately $5.4 million to Union Bank. We also intend to use the net proceeds to redeem our outstanding mandatorily redeemable preferred stock, which our restated certificate of incorporation requires that we effect within ten days of the completion of this offering. We currently have 100,000 shares of mandatorily redeemable preferred stock outstanding. We will redeem these shares at a price of $103.35 per share, or an aggregate of $10,335,000, which amount includes all accrued dividends on such preferred stock and a redemption premium. We will use the remaining net proceeds of this offering for working capital and general corporate purposes, including product research and development and capital expenditures. We may also use a portion of these net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any such acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. Pending these uses, we will invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities.

We will retain broad discretion over the use of the net proceeds from this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our development efforts and the amount of cash used by our operations.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and we are prohibited from paying dividends (other than dividends payable in our common stock or other equity securities) under the provisions of our term loan and revolving line of credit with Union Bank. Our outstanding mandatorily redeemable preferred stock has been accruing dividends on a daily basis at a rate of approximately 7.5% per year since June 4, 1999. We will be required to pay these dividends when we redeem these shares, which will occur within ten days of the completion of this offering. We currently expect that following the redemption of our mandatorily redeemable preferred stock we will retain our future earnings for use in the operation and expansion of our business and we do not anticipate declaring or paying cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 in the following manner:

•	On an actual basis;

•	On a pro forma basis to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock immediately prior to the completion of this offering; and

•	On a pro forma as adjusted basis to reflect the adjustments described above and the issuance of shares of common stock offered by us at an assumed initial public offering price of $ per share and the application of the estimated net proceeds after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, after repaying our term loan and after redeeming all outstanding mandatorily redeemable preferred stock.

You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share data)
Mandatorily redeemable preferred stock, $0.0001 par value, 100,000 shares authorized, actual and pro forma and no shares authorized, pro forma as adjusted; 100,000 shares issued and outstanding actual and pro forma, no shares issued and outstanding pro forma as adjusted	$9,376	$9,376		$—

Long-term debt, less current portion	$3,703	$3,703

Redeemable convertible preferred stock, $0.0001 par value, 5,037,744 shares authorized, actual and pro forma and 5,000,000 shares authorized, pro forma as adjusted; 5,037,744 shares issued and outstanding, actual, no shares issued and outstanding, pro forma and pro forma as adjusted	$13,468	$—

Stockholders’ equity:
Common Stock, $0.0001 par value, 20,000,000 shares authorized, actual and pro forma, 30,000,000 shares authorized, pro forma as adjusted, 5,526,218 shares issued and outstanding, actual, 10,563,962 shares issued and outstanding, pro forma, issued and outstanding pro forma as adjusted	$1	$1
Additional paid-in capital	1,184	14,652
Retained earnings	12,645	12,645
Accumulated other comprehensive loss	(6)	(6)
Distributions in excess of net book value	(35,999)	(35,999)

Total stockholders’ deficit	(22,175)	(8,707)

Total capitalization	$4,372	$4,372	$

The number of shares outstanding as of June 30, 2003 excludes:

•	881,190 shares of common stock issuable on exercise of outstanding stock options as of June 30, 2003, at a weighted average exercise price of $1.89 per share;

•	602,103 additional shares of common stock reserved and available for issuance under our employee stock plans; and

•	100,000 shares of our mandatorily redeemable preferred stock that will be redeemed in connection with the offering.

For additional information regarding these shares, see “Management—Benefit Plans” and “Description of Capital Stock.”

DILUTION

Our pro forma net tangible book value as of June 30, 2003 was approximately ($22.2 million), or ($2.10) per share. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on June 30, 2003, assumes the automatic conversion of all of our outstanding shares of preferred stock and excludes 100,000 shares of mandatorily redeemable preferred stock. If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Pro forma net tangible book value per share, as adjusted, represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock and the redemption of all outstanding shares of mandatorily redeemable preferred stock. After giving effect to the sale of                 shares of our common stock at an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the aggregate redemption proceeds of $10,335,000 payable upon the redemption of our mandatorily redeemable preferred stock, our pro forma net tangible book value at June 30, 2003, would have been $            , or $             per share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share at June 30, 2003	$
Increase per share attributable to new investors

Pro forma net tangible book value per share, as adjusted, after the offering

Dilution per share to new investors		$

The following table summarizes, as of June 30, 2003, on a pro forma as adjusted basis, the total number of shares and consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $         per share and before deducting the estimated underwriting discounts and commissions and estimated offering expenses and the aggregate redemption proceeds of $10,335,000 payable upon the redemption of all outstanding shares of mandatorily redeemable preferred stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,563,962%		$	%	$
New public investors

Totals		100.0%		$100.0%

The above computations are based on the number of shares of common stock outstanding as of June 30, 2003 and includes:

•	5,037,744 shares of common stock issuable upon automatic conversion of all outstanding shares of redeemable convertible preferred stock immediately prior to completion of this offering; and

•	shares of common stock to be issued by us in this offering;

and excludes:

•	881,190 shares of common stock issuable on exercise of outstanding stock options as of June 30, 2003, at a weighted average exercise price of $1.89 per share;

•	602,103 additional shares of common stock reserved and available for issuance under our employee stock plans; and

•	100,000 shares of our mandatorily redeemable preferred stock that will be redeemed in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheets data as of December 31, 2001 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements, and are included elsewhere in this prospectus. The selected consolidated balance sheets data as of December 31, 1999 and 2000, and the selected consolidated statements of operations data for the year ended December 31, 1999 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheets data as of June 30, 2002 and June 30, 2003 and the selected consolidated statement of operations data for the six months ended June 30, 2002 and June 30, 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheets data as of December 31, 1998, June 30, 2002 and June 30, 2003 and the selected consolidated statements of operations data for the periods then ended are unaudited but have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year or any future period. The pro forma data give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock immediately prior to the consummation of this offering.

	Years Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$26,604	$29,272	$33,686	$36,225	$35,631	$19,107	$20,010
Cost of revenue	10,854	12,551	17,781	18,567	16,921	8,951	9,662

Gross margin	15,750	16,721	15,905	17,658	18,710	10,156	10,348

Operating expense:
Research and development	763	830	1,280	2,384	2,806	1,405	1,521
Sales and marketing	945	1,392	2,912	4,471	5,091	2,728	2,892
General and administrative	4,031	4,146	4,480	3,860	4,571	2,091	1,783

Total operating expense	5,739	6,368	8,672	10,715	12,468	6,224	6,196

Operating profit	10,011	10,353	7,233	6,943	6,242	3,932	4,152
Other income (expense)	157	(1,716)	(1,906)	(1,590)	(1,018)	(524)	(512)

Profit before income taxes	10,168	8,637	5,327	5,353	5,224	3,408	3,640
Provision for income taxes	(173)	(1,541)	(2,286)	(2,313)	(2,098)	(1,370)	(1,463)

Net income	$9,995	$7,096	$3,041	$3,040	$3,126	$2,038	$2,177

Net income per share:
Basic	$1.00	$0.95	$0.58	$0.56	$0.57	$0.37	$0.39
Diluted	$0.98	$0.67	$0.29	$0.28	$0.29	$0.19	$0.20
Weighted-average number of shares used in per share calculations:
Basic	10,000,000	7,464,704	5,211,077	5,411,028	5,481,226	5,458,965	5,523,329
Diluted	10,238,067	10,520,240	10,487,369	10,925,533	10,807,508	10,790,253	10,890,070
Pro forma net income per common share (unaudited):
Basic					$0.30		$0.21
Diluted					$0.29		$0.20
Weighted-average number of shares used in pro forma per common share calculations (unaudited):
Basic					10,518,970		10,561,073
Diluted					10,807,508		10,890,070

	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$934	$639	$237	$1,997	$1,403	$2,712
Working capital	4,890	738	961	983	677	3,310
Total assets	8,133	8,727	10,994	9,269	9,564	12,597
Long-term liabilities	1,105	20,736	19,302	16,294	12,841	13,223
Redeemable convertible preferred stock	—	13,468	13,468	13,468	13,468	13,468
Total stockholders’ equity (deficit)	4,168	(32,799)	(30,847)	(27,637)	(24,357)	(22,175)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION  AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may be materially different from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of technology solutions for the education market designed to reduce the cost and complexity of computing devices used in the classroom. Since the launch of the first AlphaSmart platform in 1993, we have sold low-cost, easy-to-use, portable computer companion products designed to enhance the student’s fundamental academic skills to the K-12 market in the United States and in more than ten countries. Our solutions are based upon our two hardware platforms—the AlphaSmart 3000 and Dana by AlphaSmart—incorporating a number of supporting product categories, including management tools and proprietary, licensed and third party software.

We began shipping our first generation product, called the AlphaSmart, in 1993. Our second-generation product, the AlphaSmart Pro, began shipping in 1994, followed by the AlphaSmart 2000 in 1996. Each of these products was a single purpose device designed to aid students in learning keyboarding and writing skills. In 2000, we introduced one of our current platforms, the AlphaSmart 3000, the first device that could be updated with additional proprietary, third party and licensed applications, which we call SmartApplets. In 2001, we added our management tools, which include administrative software, a mobile cart and a USB hub, which we call the AlphaHub. The AlphaHub enables teachers to configure a group of up to 30 AlphaSmart 3000s in the cart and to manage the devices from a single PC in the classroom. In 2001, we began selling SmartOption Bundles, which include up to 30 devices and related management tools. In October 2002, we began shipping our Palm OS-based platform, the Dana by AlphaSmart, directed at the higher grade levels in the K-12 market, while still continuing to ship the AlphaSmart 3000, which has been more successful at the lower grade levels. We began shipping the Dana Wireless in August 2003.

Net Revenue.    Our net revenue is derived primarily from the sale of the AlphaSmart 3000 and Dana by AlphaSmart platforms, either on an individual device basis or as part of a bundle. We have sold in over 7,500 school districts and, in the year ended December 31, 2002, over 60% of our net revenue was from districts to which we had previously sold devices.

Because the K-12 budget cycle runs from July 1 through June 30 each year, our net revenue tends to be highest in the second calendar quarter each year, as schools spend the remaining funds in the current year budget. We also generally see a slow down in spending in July and early August of each year, followed by an increase in late August and early September as the new school year commences. As a result, we typically expect our net revenue to be higher in the second and third calendar quarters of each year than in the first and fourth calendar quarters. Since we began shipments in 1993, our net revenue increased each year, with the exception of 2002. During the second half of 2002, we believe that our customers were anticipating significant cutbacks in their technology budgets and, as a result, delayed technology purchasing decisions. Our net revenue was affected during that period, resulting in lower net revenue in the year ended December 31, 2002 than in the year ended December 31, 2001.

We sell to schools and school districts, both directly and through value-added resellers, or VARs. Until June 30, 2003, we also sold through our catalog-based channel. In the United States, direct sales were 82% of our net revenue in the year ended December 31, 2002 and 86% for the six months ended June 2003. As of June 30, 2003, we discontinued the domestic catalog-based channel and added several new direct sales employees. In the international markets, which accounted for 9% of our net revenue in the year ended December 31, 2002 and 10% of our net revenue in the six months ended June 30, 2003, we intend to continue to sell through the reseller channels and to add direct international sales employees.

Cost of Revenue; Gross Margin.    Cost of revenue consists of:

•	Cost of third party manufacturing, including amortization of our tooling costs;

•	Expenses for our operations organization, which performs final configuration, testing, shipping and receiving, and a portion of the expenses of our customer care center;

•	Third party royalties; and

•	Estimated warranty costs.

We rely on third party manufacturers to manufacture our devices. Accordingly, a significant portion of our cost of revenue consists of payments to these third party manufacturers. We also provide a limited three-year warranty on the AlphaSmart 3000 platform and a limited one-year warranty on the Dana by AlphaSmart platform, and we estimate and record the cost of the warranty at the time of sale.

Our gross margin has been and will be affected by a variety of factors, including the mix and average selling price of our products, the cost of components and manufacturing labor, fluctuations in volume, competition, warranty and support costs, component shortages and the mix of distribution channels through which our products are sold.

Our gross margin increased as a percent of net revenue in each of the years ended December 31, 2001 and December 31, 2002 and then decreased in the six months ended June 30, 2003. The increase in average selling price resulting from the introduction of AlphaSmart 3000 SmartOption Bundles and SmartApplets, combined with lower component costs, accounted for this improvement. Our Dana platform, which we began shipping in October 2002, carries a lower percentage gross margin than our AlphaSmart 3000 platform. As we expect sales of Dana to constitute an increasing portion of our net revenue during the next year, we anticipate the gross margin percentage to continue to decline slightly over the remainder of this year and next year.

Research and Development.    Research and development expense consists primarily of salaries and related overhead expenses for development and engineering personnel, fees paid to consultants and outside contractors, prototype costs related to the design, development, testing and enhancement of the AlphaSmart platforms and license fees paid to third parties. We expense our research and development costs as they are incurred. To meet the changing requirements of our customers and to enter into new markets, we will need to continue to invest in new product development. As a result, we expect these expenses to increase in absolute dollars in the future.

Sales and Marketing.    Sales and marketing expense consists primarily of salaries, commissions and related overhead expense for personnel engaged in marketing and sales and costs associated with promotional and other marketing activities. We expect our sales and marketing expenditures to increase in absolute dollars as we expand our sales efforts into additional domestic and international locations, broaden our international reseller relationships, enter new vertical markets and introduce new products that may require new distribution channels.

General and Administrative.    General and administrative expense consists primarily of salaries and related overhead expense for executive, finance, accounting and human resources personnel; accounting and legal fees; and other corporate expense. We expect general and administrative expense to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

Other Income (Expense).    Other income (expense) relates primarily to interest payments on outstanding balances on our term loan and revolving line of credit with Union Bank of California, N.A., as well as accrued interest under our outstanding mandatorily redeemable preferred stock. For further discussion regarding these obligations, you should read “Liquidity and Capital Resources.” We intend to use some of the proceeds of this offering to repay the term loan and to redeem the mandatorily redeemable preferred stock, including accrued dividends and a redemption premium. As a result of the redemption premium expense, which we expect to be approximately $600,000, interest expense will increase in the quarter in which this offering is completed.

Provision for Income Taxes.    Prior to 1999, we were taxed as an S-corporation. In June 1999, at the time that entities affiliated with Summit Partners, L.P. became stockholders, we became subject to taxation as a C-corporation and have included a provision for income taxes since that time.

Results of Operations

The following table sets forth the percentage of consolidated net revenue represented by items in our consolidated income statements for the periods presented:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Consolidated Statement of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	52.8	51.3	47.5	46.8	48.3

Gross margin	47.2	48.7	52.5	53.2	51.7
Operating expense:
Research and development	3.8	6.6	7.9	7.4	7.6
Sales and marketing	8.6	12.3	14.3	14.3	14.5
General and administrative	13.3	10.7	12.8	10.9	8.9

Total operating expense	25.7	29.6	35.0	32.6	31.0

Operating profit	21.5	19.1	17.5	20.6	20.7
Other income (expense)	(5.7)	(4.3)	(2.8)	(2.7)	(2.5)

Profit before taxes	15.8	14.8	14.7	17.9	18.2
Provision for income taxes	(6.8)	(6.4)	(5.9)	(7.2)	(7.3)

Net income	9.0%	8.4%	8.8%	10.7%	10.9%

Six Months Ended June 30, 2002 and 2003

Net Revenue

Net revenue from the sale of our products increased from $19.1 million for the six months ended June 30, 2002, to $20.0 million for the six months ended June 30, 2003. This increase resulted primarily from a change in the mix of products shipped. While the total number of devices shipped in the six months ended June 30, 2003 was substantially the same as the total number of devices shipped in the six months ended June 30, 2002, the higher priced Dana devices accounted for 14% of device shipments in the six months ended June 30, 2003. This product did not begin shipping until October 2002, thus no Dana devices were shipped in the six months ended June 30, 2002. No single customer accounted for more than 10% of our net revenue for either six-month period. U.S. sales accounted for 92% of our net revenue for the six months ended June 30, 2002 and 90% of our net revenue for the six months ended June 30, 2003. Revenue from our direct sales channels accounted for 77% of our net revenue for both the six months ended June 30, 2002 and the six months ended June 30, 2003.

Gross Margin

Gross margin was 53% for the six months ended June 30, 2002, and 52% for the six months ended June 30, 2003. This decrease resulted from a relative increase in the expense of our operations organization and the inclusion of lower-margined Dana platforms in the six months ended June 30, 2003.

Research and Development

Research and development expense increased from $1.4 million, or 7% of net revenue, for the six months ended June 30, 2002, to $1.5 million, or 8% of net revenue, for the six months ended June 30, 2003. The increases were attributable to an increase in personnel and related overhead expense.

Sales and Marketing

Sales and marketing expense increased from $2.7 million, or 14% of net revenue, for the six months ended June 30, 2002, to $2.9 million, or 14% of net revenue, for the six months ended June 30, 2003. The increase in absolute dollars related to expansion of our direct sales organization, both in the United States and internationally.

General and Administrative

General and administrative expense decreased from $2.1 million, or 11% of net revenue, for the six months ended June 30, 2002, to $1.8 million, or 9% of net revenue, for the six months ended June 30, 2003. The decreases related to a charge of approximately $300,000 related to the relocation of our main office during the six months ended June 30, 2002.

Other Income (Expense)

Other, income (expense) was approximately $(500,000) for both the six months ended June 30, 2002 and the six months ended June 30, 2003.

Provision for Income Taxes

We have accrued income taxes at an effective tax rate of 40% for the six months ended June 30, 2003, and the six months ended June 30, 2002. The difference between the federal rate of 34% and the effective rate of 40% is primarily due to state income taxes and non-deductible interest accretion, offset by research and development credits.

Years Ended December 31, 2000, 2001 and 2002

Net Revenue

Net revenue from the sale of our products increased from $33.7 million in the year ended December 31, 2000 to $36.2 million in the year ended December 31, 2001 and decreased to $35.6 million in the year ended December 31, 2002. The increase from 2000 to 2001 was primarily related to increased average selling price in the United States, which accounted for $1.6 million, as well as increased international revenue of $900,000, primarily from the United Kingdom. The decrease from 2001 to 2002 was primarily related to an 11% decrease in the unit volume of the AlphaSmart 3000 in the United States, partially offset by an increase in average selling price as well as an increase in international net revenue of $1.2 million. The increased average selling price in both 2001 and 2002 resulted from a change in the mix between the standard AlphaSmart 3000 device and the higher-priced infrared AlphaSmart 3000 device, as well as the introduction in mid-year 2001 of SmartOption Bundles and SmartApplets.

No single customer accounted for more than 10% of our net revenue in 2000, 2001 or 2002. U.S. sales accounted for 96% of our net revenue in the year ended December 31, 2000, 93% of our net revenue in the year ended December 31, 2001 and 92% of our net revenue in the year ended December 31, 2002. Net revenue from our direct sales channels accounted for 73% of our net revenue in the year ended December 31, 2000, 78% of our net revenue in the year ended December 31, 2001 and 75% of our net revenue in the year ended December 31, 2002.

Gross Margin

Gross margin was 47% in the year ended December 31, 2000, 49% in the year ended December 31, 2001, and 53%, in the year ended December 31, 2002. The increases in 2001 and 2002 were attributable to sales of higher margin SmartOption Bundles, SmartApplets and infrared AlphaSmart 3000 devices. In addition, the increase from 2001 to 2002 was due in part to a decrease in component costs.

Research and Development

Research and development expense increased from $1.3 million, or 4% of net revenue, in the year ended December 31, 2000 to $2.4 million, or 7% of net revenue, in the year ended December 31, 2001 and then increased again to $2.8 million, or 8% of net revenue, in the year ended December 31, 2002. The increase from 2000 to 2001 was primarily attributable to an increase in personnel and related overhead expenses of $600,000, increases in outside design costs of $300,000 related to Dana by AlphaSmart, increased development costs associated with the enhancements to the existing product line and increased new product development efforts. The increase from 2001 to 2002 was primarily attributable to an increase in personnel and related overhead expense.

Sales and Marketing

Sales and marketing expense increased from $2.9 million, or 9% of net revenue, in the year ended December 31, 2000 to $4.5 million, or 12% of net revenue, in the year ended December 31, 2001, and increased to $5.1 million, or 14% of net revenue, in the year ended December 31, 2002. The increases from 2000 to 2001 resulted primarily from an expansion of our marketing organization which accounted for $400,000, an increase in selling and related overhead expense of $600,000, the addition of our outside telemarketing sales organization early in the second quarter of 2001 that accounted for $400,000 and increases in advertising and promotional programs designed to broaden our brand awareness and increase our market penetration of $200,000. We also increased our spending in our international sales groups as we continued to broaden our revenue base outside the United States. The increase from 2001 to 2002 was primarily related to expansion of our sales and telesales organization that accounted for $300,000, increased marketing advertising and promotional expense of $200,000 and increased expense for our customer support organization of $100,000.

General and Administrative

General and administrative expense decreased from $4.5 million, or 13% of net revenue, in the year ended December 31, 2000, to $3.9 million, or 11% of net revenue, in the year ended December 31, 2001, and then increased to $4.6 million, or 13% of net revenue, for the year ended December 31, 2002. The decreases from 2000 to 2001 were related primarily to reductions in personnel compensation and related benefits costs of $500,000 and a reduction in legal expense and outside consulting expense, partially offset by increases in outside professional services fees and online hosting fees. The increases from 2001 to 2002 were related primarily to a $300,000 expense related to a potential financing which was subsequently postponed, a charge for relocation of our corporate headquarters of $300,000, and increases in compensation, legal and other general overhead expenses.

Other Income (Expense)

Other Income (expense) decreased from $(1.9) million, or 6% of net revenue, in the year ended December 31, 2000, to $(1.6) million, or 4% of net revenue, in the year ended December 31, 2001 and decreased further to $(1.0) million, or 3% of net revenue, in the year ended December 31, 2002. The decreases from 2000 to 2001 and from 2001 to 2002 were primarily related to the reduction in interest expense on our long-term note payable due to a combination of a lower average interest rate and a reduction in the average outstanding balance.

Provision for Income Taxes

We have accrued income taxes at an effective tax rate of 43% for the year ended December 31, 2000 and for the year ended December 31, 2001, as compared to 40% for the year ended December 31, 2002. The primary difference between the effective rates is due to the benefits recognized on research and development credits. The difference between the federal rate of 34% and the effective rates is primarily due to state income taxes and non-deductible interest accretion, offset by research and development credits.

Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations for the six quarters preceding the period ended June 30, 2003. You should read the following table in conjunction with the consolidated financial statements and the related notes contained elsewhere in the prospectus. We have prepared the data on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not indicative of results for any future quarters or for a full year.

The following table sets forth the statements of operations data for each of the periods indicated (in thousands, except share and per share data):

	Mar. 31, 2002	June 30, 2002	Sept. 30 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
	(unaudited)
Net revenue	$7,898	$11,209	$7,791	$8,733	$8,298	$11,712
Cost of revenue	3,797	5,154	3,505	4,465	4,177	5,485

Gross margin	4,101	6,055	4,286	4,268	4,121	6,227
Operating expense:
Research and development	686	719	788	613	699	822
Sales and marketing	1,411	1,317	1,134	1,229	1,411	1,481
General and administrative	1,138	953	1,008	1,472	887	896

Total operating expense	3,235	2,989	2,930	3,314	2,997	3,199

Operating profit	866	3,066	1,356	954	1,124	3,028
Other expense	(276)	(248)	(248)	(246)	(247)	(265)

Profit before income taxes	590	2,818	1,108	708	877	2,763
Provision for income taxes	(101)	(1,269)	(445)	(283)	(352)	(1,111)

Net income	$489	$1,549	$663	$425	$525	$1,652

Net income per share:
Basic	$0.09	$0.28	$0.12	$0.08	$0.10	$0.30
Diluted	$0.05	$0.14	$0.06	$0.04	$0.05	$0.15
Weighted-average number of shares used in per share calculations:
Basic	5,448,437	5,469,494	5,510,082	5,521,157	5,522,662	5,523,996
Diluted	10,800,846	10,784,060	10,831,709	10,843,125	10,895,389	10,885,349

Net Revenue.    Increases in net revenue from the first quarter of 2002 to the second quarter of 2002 and again from the first quarter of 2003 to the second quarter of 2003 resulted from increased school spending toward the end of the budget year, which lasts from July 1st through June 30th. We expect this seasonality to continue.

General and Administrative.    The decrease in general and administrative expense from the first quarter of 2002 to the second quarter of 2002 was primarily the result of costs related to the relocation of our corporate offices. The increase in general and administrative expense from the third quarter of 2002 to the fourth quarter of 2002 resulted primarily from costs associated with a planned financing that was subsequently postponed.

Sales and Marketing.    The increase in sales and marketing expense from the fourth quarter of 2002 to the first quarter of 2003 resulted primarily from an increase in our direct sales from six sales people to 12 sales people.

Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our net revenue and operating results to fluctuate from quarter-to-quarter include:

•	Customer demand for our products;

•	Reductions in K-12 budgets for technology;

•	Our ability to deliver reliable, cost-effective new products in a timely manner;

•	Our ability to maintain our licensing relationships with third party developers;

•	Our product mix or geographic mix;

•	Increases in operating expense needed to adapt to changing business requirements;

•	A reduction in the price of our products;

•	A lack of availability of or a significant cost increase for our components;

•	Seasonality of K-12 spending;

•	Defaults on accounts receivable; and

•	Market conditions in the education market or the economy as a whole.

Due to these and other risks identified in this prospectus, we expect our operating results to fluctuate. As such, we believe that quarter-to-quarter comparisons of our net revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition.    We recognize product net revenue upon shipment to the customer, provided at the time of shipment there is persuasive evidence of an arrangement with the customer, the fee is fixed or determinable and collection of the receivable is reasonably assured in compliance with applicable accounting regulations under Staff Accounting Bulletin No. 101. Net revenue recognized is net of an estimated amount for future product returns. We measure estimated future product returns related to the current period by analyzing historical returns, current economic trends and changes in customer demand and acceptance of our products. The balance for our provision for sales returns was $69,000 as of June 30, 2003.

We recognize net revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. We do not offer updates for our hardware or software applications, but we do provide limited customer support through our customer care center in Red Bluff, California. We apply the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products.

Allowance for Doubtful Accounts.    We assess collection risk based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. We also maintain allowances for doubtful accounts for collection risk estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For the six months ended June 30, 2003, we had no material additions to this allowance. The balance of the allowance for doubtful accounts was $114,000 as of June 30, 2003.

Allowance for Obsolete or Slow-Moving Inventory.    We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the six months ended June 30, 2003, we had no material additions to this allowance. The balance of our allowance for obsolete or slow-moving inventory was $146,000 as of June 30, 2003.

Warranty Reserve.    We provide for the estimated cost of product warranties at the time net revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. The balance of the reserve for warranty obligations was $315,000 as of June 30, 2003.

Valuation Allowance for Deferred Tax Assets.    We have not recorded a valuation allowance to reduce our deferred tax assets, as we believe those assets are more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be not able to realize our deferred tax assets in the future in excess of our net recorded amount, a valuation allowance may be necessary and may decrease income in the period such determination was made.

Liquidity and Capital Resources

We have been profitable since our first year of shipments. In 1999, we concluded financings with Summit Partners and Fleet Bank that included investments in the form of redeemable convertible preferred stock of approximately $13 million, mandatorily redeemable preferred stock of approximately $7 million and a term loan of $20 million. We distributed all of these proceeds to Messrs. Ketan D. Kothari, Manish D. Kothari and Joseph Barrus to repurchase one-half of their respective ownership interests in AlphaSmart. In May 2003, we refinanced the remaining balance of the term loan pursuant to a loan agreement with Union Bank of California, N.A. The principal amount on this term loan, as of June 30, 2003, was $5.4 million. We are repaying the principal of the term loan at the rate of $670,000, plus accrued interest, each quarter. We intend to use some of the proceeds of this offering to pay off the term loan and to pay approximately $10.3 million to redeem the mandatorily redeemable preferred stock. As a result, we do not expect these interest expenses to recur after the conclusion of the year in which the offering is completed.

Net cash provided from operating activities was $3.4 million for the year ended December 31, 2000, $5.8 million for the year ended December 31, 2001, $3.3 million for the year ended December 31, 2002 and $3.0 million for the six months ended June 30, 2003. Net cash provided in the year ended December 31, 2000 resulted primarily from our net income of $3.0 million, as well as increases in accounts payable of $1.5 million, offset by increases in accounts receivable and inventory of $3.0 million. The net cash provided in the year ended

December 31, 2001 resulted primarily from our net income of $3.0 million and decreases in accounts receivable and inventory of $3.8 million, partially offset by decreases in accounts payable of $1.8 million and deferred revenue of $900,000. The net cash provided in the year ended December 31, 2002 resulted primarily from our net income of $3.1 million. The net cash provided in the six months ended June 30, 2003 resulted primarily from our net income of $2.2 million and increases in accounts payable of $1.1 million, offset by increases in accounts receivable and inventory of $1.5 million.

Net cash used in investing activities was $600,000 in the year ended December 31, 2000, $100,000 for the year ended December 31, 2001, $500,000 in the year ended December 31, 2002 and $200,000 for the six months ended June 30, 2003. For all of these periods, the cash used in investment activities was the result of the purchase of capital equipment.

Net cash used in financing activities was $3.2 million in the year ended December 31, 2000, $3.9 million for the year ended December 31, 2001, $3.4 million in the year ended December 31, 2002 and $1.5 million for the six months ended June 30, 2003. Net cash used in the year ended December 31, 2000 resulted primarily from partial repayment of our term loan payable of $3.5 million and a $1.4 million distribution to Messrs. Ketan D. Kothari, Manish D. Kothari and Joseph Barrus to allow them to pay taxes resulting from our prior classification as an S-corporation, partially offset by $1.5 million of borrowing on our revolving line of credit. Net cash used in the year ended December 31, 2001, the year ended December 31, 2002 and the six-month period ended June 30, 2003 resulted primarily from partial repayment of our term loan.

As of June 30, 2003, our principal source of liquidity was $2.7 million in cash and cash equivalents. We also have a $3 million revolving line of credit with Union Bank, $2.1 million of which was available as of June 30, 2003. Payment of our Union Bank revolving line of credit is guaranteed by the grant of a security interest in all of our assets in favor of the bank. Interest accrues monthly at a base rate equal to the LIBOR plus 1.5%, and this line of credit agreement expires May 31, 2005. As of June 30, 2003, we had no material commitments for capital expenditures, but we expect to spend approximately $500,000 on capital expenditures over the next twelve months.

We anticipate that the remainder of the net proceeds from this offering, after making the payments described above, together with our revolving line of credit and current cash and cash equivalents will be sufficient to meet our expected cash needs for working capital and capital expenditures for at least the next twelve months. We may, however, need to raise additional funds sooner than anticipated to fund more rapid expansion, to develop new or enhance existing products or services, to respond to competitive pressures or to acquire complementary businesses, products or technologies.

Commitments

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2002:

Year Ending December 31,(1)	Minimum Net Operating Lease Payments(2)	Minimum Royalty Payments	Minimum Capital Lease Payments
2003 (2)	$635,000	$1,286,000	$84,000
2004	687,000	2,149,000	90,000
2005	494,000	3,568,000	90,000
2006	155,000	2,228,000	23,000
2007	155,000	100,000	—
Thereafter	39,000	25,000	—

	$2,165,000	$9,356,000	$287,000

(1)	Does not include obligations related to our term loan and our mandatorily redeemable preferred stock, which we expect to pay with a portion of the proceeds of this offering.
(2)	Net of sublease income.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material impact on our financial position or on our results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material impact on our financial position or on our results of operations.

In December 2002, the FASB issued SFAS 148, “Summary of Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because we use the intrinsic-value method of accounting for stock-based employee compensation, SFAS 148 does not impact our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We intend to adopt this Statement in the year ending December 31, 2004. We are in the process of evaluating whether the adoption of this statement will have a material impact on our financial position or on our results of operations.

Qualitative and Quantitative Disclosures about Market Risk

We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio and credit facilities. All investments are classified as cash equivalents carried at cost and are deposited with financial institutions that approximate market value. We do not plan to use derivative financial instruments in our investment portfolio. If market rates were to increase immediately and uniformly by 10% from levels at December 31, 2002 and June 30, 2003, the decline in fair value of the portfolio would not be material. We plan to ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We plan to mitigate default risk by investing in high-credit quality securities.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our term loan and revolving line of credit with Union Bank. At June 30, 2003, $900,000 was outstanding under our revolving line of credit and $5.4 million was outstanding under our term loan. Amounts owed under our term loan and revolving line of credit accrue interest at a rate equal to the LIBOR plus 1.5%. The risk associated with fluctuating interest expense is limited to these debt instruments, and we do not believe that a 10% change in LIBOR would have a significant impact on our interest expense.

Foreign Currency Risk

Although we pay salaries that are fixed in British pounds to our European employees, to date our exposure to foreign currency rate fluctuations has not been significant. Substantially all of our international sales are currently transacted in U.S. dollars. To date, we do not use derivative financial instruments for speculative trading purposes, nor do we hedge any foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

BUSINESS

Overview

We are a leading provider of technology solutions for the education market designed to reduce the cost and complexity of computing devices used in the classroom. We target the K-12 education market, and since the launch of the first AlphaSmart platform in 1993 we have sold approximately 1,100,000 AlphaSmart devices in over 7,500 school districts. Our solutions help students improve fundamental academic and computing skills by providing easy-to-use devices that engage students in the learning process and focus them on relevant tasks. The AlphaSmart solutions comprise two platforms, the AlphaSmart 3000 and Dana by AlphaSmart. Each platform includes a device with keyboard and display and incorporates a number of supporting product categories, including proprietary, licensed and third party software applications and management tools.

Our AlphaSmart 3000 and Dana by AlphaSmart platforms include tools that help teachers manage their classrooms’ educational needs. Our user-friendly solutions require minimal training and technical support, enabling teachers to focus on educating their students rather than dealing with complex technology. The total cost of ownership of our solutions, which includes initial and ongoing maintenance costs, is significantly lower than most desktop or laptop PCs. As a result, our solutions provide cost-effective alternatives for teachers who want to provide one computer for each student, or one-to-one computing.

Our solutions function on a stand-alone basis but also can be used to complement one or more classroom PCs. This allows teachers to use our platforms to increase one-to-one computing opportunities while using the functionality of one or more classroom PCs for more advanced activities. The AlphaSmart 3000 platform includes a device with a keyboard and display and application software targeted at supporting educational tasks such as writing, keyboarding, assessment and outlining as well as special needs applications. The Dana by AlphaSmart platform includes a Palm OS-based device with increased capabilities related to reading, mathematics, productivity, presentations and science applications such as spreadsheets, graphing calculators and science probes, among others. We recently began selling a wireless version of the Dana by AlphaSmart platform, called Dana Wireless, which includes built-in wireless connectivity that supports communications applications such as e-mail, web browsing and instant messaging.

Industry Background

Increased Focus on Education.    Parents, teachers and policy makers are increasingly focused on improving the essential academic skills of students. This focus is driven by many factors, including the need for educated workers in an increasingly knowledge-based society and the current state of education. In the United States, for example, 15-year-olds were ranked 20th in math literacy, 16th in reading literacy and 15th in science literacy among students from 41 industrialized countries, according to a 2000-2001 comparative study by the Programme for International Student Assessment. An example of a response to the increased national focus on education is the “No Child Left Behind Act of 2001” passed by Congress in January 2002.

Increased Spending on Educational Technology.    Schools in the United States have responded to the increasing public interest in improving education, in part, by investing in educational technologies, such as computer hardware and software, computer-assisted learning programs and professional development training, among others. IDC forecasts that information technology spending in K-12 school districts will be approximately $4.8 billion in 2004. We expect spending on technology-related products and services in the education sector to increase over the next several years. IDC also projects that U.S. K-12 spending on handheld computing devices that combine multiple functions, or smart handhelds, will grow from $26 million in the 2002-2003 school year to $575 million in the 2006–2007 school year, a compounded annual growth rate of over 116%.

One-to-One Computing.    As teachers and administrators scrutinize their spending on technology, we believe they will focus on the potential benefits achieved through one-to-one computing. We believe that one-to-one computing results in increased student engagement in the learning process and improved student academic performance. Computing devices that allow electronic interactions, such as e-mail and instant messaging, also enable students and teachers to communicate and collaborate more effectively.

Lack of Appropriate Computing Options.    Alternative computing options for the education market consist primarily of general purpose PCs and personal digital assistants, or PDAs. However, most PCs, PDAs, and related technologies are designed for the enterprise customer, not the classroom. While PCs are useful in the classroom for certain functions, such as web browsing and multimedia applications, we believe they are not the optimal solution for one-to-one computing in the classroom for the following reasons:

•	Because of the high total cost of ownership of PC solutions, including initial cost, ongoing maintenance and support costs, and infrastructure costs such as cabling and power needs, PCs may not be a feasible option for all but the wealthiest school districts that seek one-to-one computing;

•	PCs typically do not allow teachers to control which applications are available to students, which may result in student distraction rather than focus;

•	Laptop and tablet PCs generally lack the durability to withstand rough handling by children; and

•	PCs require significant technical support and teacher training to be used effectively in the classroom.

PDAs usually have a lower initial cost and are more portable than PCs, but have a small screen and lack an integrated keyboard, which we believe limits their value in an educational setting.

Market Need.    We believe that teachers seeking one-to-one computing need complete solutions specifically designed for the unique needs of the educational market. Because of their high total cost of ownership and functionality designed for the enterprise customer, we believe PCs are not ideally suited to meet these needs. Teachers, administrators and students need solutions that:

•	Enable one-to-one computing cost-effectively;

•	Are portable, rugged and require limited classroom infrastructure;

•	Allow students to focus on improving fundamental skills without distractions; and

•	Increase teacher productivity by allowing teachers to focus on teaching rather than dealing with the technology used in teaching.

AlphaSmart’s Solutions

Our solutions are designed to meet the needs of the education market in ways that other technology solutions do not. As a result, we believe we are well positioned to meet the growing demand for one-to-one computing in the classroom. Our solutions offer the following benefits:

Provide Low Total Cost of Ownership.    Our solutions are generally less expensive than PCs. The AlphaSmart 3000 device is priced as low as $199 and the Dana device is priced as low as $379. Also, our solutions require little to no ongoing support and maintenance costs are negligible compared to PCs. Unlike most PCs and PDAs, our products are specifically designed to withstand the physical challenges of the K-12 education market, with a durable plastic casing and no hard drives or other moving parts, which results in minimal breakage and a long product life. Long battery life eliminates some of the real infrastructure challenges facing classrooms trying to adopt one-to-one computing. Dana Wireless is designed to reduce the cost of one-to-one computing for functions like e-mail, instant messaging and web browsing by reducing the need to wire classrooms.

Improve Students’ Fundamental Skills.    The AlphaSmart 3000 and Dana devices can be configured to perform a single function, such as writing an essay or taking a quiz, so that students focus on the lesson as designed by the teacher. We believe that this ability to target the functionality of our platforms improves students’ skills by providing the advantages of learning through a technology platform without the distractions normally associated with a PC. A study released in April 2002 by the Technology and Assessment Study Collaborative of Boston College found that access to AlphaSmarts changed the way students approached writing and, according to their teachers, nearly universally improved the quality of their work. Also, our solutions are useful for, and are currently being used by, special needs students with fine motor impairment, attention deficit disorder or dyslexia.

Improve Teacher Productivity.    A significant portion of our AlphaSmart 3000 platforms are bundled with our management tools, which include software designed to enable teachers to easily configure our AlphaSmart 3000 for specific activities, manage up to 30 devices from a single desktop PC and quickly transfer data to and from each device after connecting the devices to an AlphaHub. In addition, our platforms are designed to increase productivity by streamlining the creation, dissemination and grading of homework, quizzes and other tasks and assignments. Further, Dana by AlphaSmart management tools allow teachers to limit the programs to which students have access and allow for simultaneous recharging of up to 30 Dana devices. Dana Wireless is also designed to enable teachers and students to collaborate and communicate through email and instant messaging.

Strategy

Our objective is to be a leading provider of affordable and effective technology solutions in K-12 market, and to penetrate higher education and other markets. To achieve this objective, our strategy is to:

Increase Sales Penetration of U.S. K-12 Markets.    In the United States, there are approximately 15,000 school districts, more than 115,000 schools and more than 53 million students. To date we have sold approximately 1,100,000 devices in the United States, which represents only one device for approximately every 45 U.S. students. As a result, we believe we have a significant opportunity to continue to expand our penetration with our AlphaSmart 3000 and Dana by AlphaSmart platforms in the U.S. K-12 market. We intend to continue to pursue our installed base and penetrate new school districts as part of our sales strategy. We also plan to add full-time sales employees and continue to develop relationships with value-added resellers.

Leverage the AlphaSmart Brand.    We believe that we have established AlphaSmart as a premier and trusted brand in the educational technology market as a provider of easy-to-use, education-specific products. We also believe this brand recognition will enable us to more easily introduce new platforms and products to increase our penetration of the U.S. K-12 market and expand into the higher education market. We intend to build on our brand awareness through marketing, advertising, training and support, as well as product innovation based on feedback from teachers, students and other end-users.

Develop and Market Wireless Solutions.    We intend to capitalize on the growing demand for wireless connectivity both in the classroom and in other markets. In the K-12 market, we are developing and licensing software and content to enable teachers to quiz and evaluate students in real-time and without wired infrastructure. In addition, we believe the growth in wireless connectivity, in both public Internet hotspots and local area networks, will provide additional market opportunities for our wireless solutions.

Increase International Presence.    International net revenue was 10% of our total net revenue for the six months ended June 30, 2003. To increase our international net revenue, we intend to focus our expansion efforts initially in Europe, Canada and Australia. In the next 12 to 18 months, we intend to increase our net revenue from international operations by continuing to establish distribution agreements with local resellers, and by adding direct international sales employees located in overseas markets. We also intend to continue to license local content for our platforms and continue to localize the Dana by AlphaSmart platform for other major international markets.

Expand into New Market Segments.    Sales to the U.S. K-12 and international educational market accounted for substantially all of our total net revenue in the six months ended June 30, 2003. We believe that we can market and sell to the higher education market our Dana devices, which include applications in areas such as mathematics, science and personal productivity. Additionally, we plan to develop channels to penetrate other vertical markets where mobile keyboard-based data entry is an important requirement, such as journalism, healthcare and professional writing, among others.

Products

Our AlphaSmart 3000 and Dana by AlphaSmart platforms incorporate a number of supporting product categories, including management tools and proprietary, licensed and third party software applications. The device itself constitutes the core of each platform, and a series of products can be built upon each platform.

AlphaSmart 3000 Platform

The AlphaSmart 3000 platform, introduced in 2000, is our fourth generation AlphaSmart product. The AlphaSmart 3000 system software, which provides the backbone for running our proprietary, licensed and third party software, or SmartApplets, is included with every AlphaSmart 3000. AlphaWord, a word processor, and a calculator are also included as standard software applications with every AlphaSmart 3000.

Device.    The AlphaSmart 3000 is a device that includes a full size keyboard with a 4-line by 40-character display. The AlphaSmart 3000 weighs less than two pounds, is designed to withstand a drop from up to six feet without damage and is under warranty for three years. The AlphaSmart 3000 runs on three AA batteries with up to approximately 700 hours of battery life and also includes a rechargeable battery option. Other features include Instant-On, AutoSave and AutoOff capabilities and storage files with a total capacity of over 100 pages of text. The AlphaSmart 3000 is configured in eight languages.

SmartApplets.    We refer to our proprietary, licensed and third party application software that can be added to the AlphaSmart 3000’s system software as SmartApplets. The SmartApplets include:

•	KeyWords, with licensed content from Renaissance Learning, Inc., is a SmartApplet that teaches keyboarding skills;

•	Co: Writer, a Don Johnston, Inc. application based on our proprietary technology, is a word and grammar prediction SmartApplet integrated with AlphaWord;

•	AlphaQuiz, a proprietary system comprising a SmartApplet and PC applications for designing and managing quizzes;

•	Inspiration Outliner, with licensed content from Inspiration Software, Inc., is a SmartApplet to improve organizational and writing skills;

•	KAZ, with licensed content from Gotham New Media, Ltd., is an international keyboarding SmartApplet; and

•	Writer Tools, is a SmartApplet consisting of a proprietary collection of utilities and accessory functions designed to meet the needs of professional writers, but which we believe is also useful in teaching writing.

Management Tools.    AlphaHub connects up to 30 AlphaSmart 3000s to a teacher’s computer, allowing simultaneous transfer of files and software between each AlphaSmart 3000 and the teacher’s PC. The AlphaSmart Manager software included with the AlphaHub allows simple configuration of device settings, passwords and other aspects of the platform.

Dana by AlphaSmart Platform

Dana.    We began shipping Dana devices in October 2002, is a Palm OS-based computing device that weighs less than two pounds and includes a full size keyboard, with a wide, 7.5 inch by 2.25 inch touchscreen display with graphical capability. The Dana devices have expansion and communication options and include a rechargeable battery with runtime exceeding 25 hours, two USB ports and two industry-standard expansion slots. Dana is sold with a one-year warranty and is designed to withstand a drop from up to three feet without damage.

Dana Wireless.    We began shipping Dana Wireless devices in August 2003. Dana Wireless has the functionality of our standard Dana device, but also has built-in wireless network connectivity using IEEE Standard 802.11(b), commonly referred to as WiFi, which enables e-mail, web browsing and instant messaging. We believe that this connectivity, when combined with the Dana by AlphaSmart platform’s low total cost of ownership, targeted functionality and durability, will provide teachers with a valuable classroom tool and facilitate teacher-student communication and student collaboration. Dana Wireless is also well suited for research-based web browsing. Further, we believe Dana Wireless will help schools reduce the physical inconvenience and high infrastructure costs involved in delivering connectivity to each student’s desk.

Management Tools.    Dana Admin allows teachers and administrators to restrict the Dana programs that students can use, and an AlphaHub provides recharging for up to 30 Dana devices at once in bundled configuration. Unlike the AlphaSmart 3000 platform, the Dana by AlphaSmart platform does not currently include software that allows a teacher to communicate with 30 devices simultaneously.

Standard Application Software.    All Dana devices include an extended version of the Palm OS 4.1 operating system and our proprietary word processing application. Several other third party software applications are included as standard, including the following:

•	PrintBoy Anywhere, licensed from Bachmann Software and Services, LLC; and

•	Memo Pad, Date Book, Address, Calculator and To Do List, each licensed from PalmSource.

Additional Application Software.    Our customers can also include the following software applications in their Dana by AlphaSmart platforms:

•	Quickoffice Pro, a word processor, spreadsheet, graphing, and slideshow package compatible with Microsoft Office, sold by Cutting Edge Software, Inc.;

•	Documents To Go, a word processor, spreadsheet, graphing and presentation creation package compatible with Microsoft Office, sold by DataViz, Inc.;

•	Dana Internet Solutions Pack, which consists of Internet tools, including a web browser, an email and instant messaging client solution, and a Wi-Fi connection solution, either proprietarily owned by us or sold or licensed from third parties;

•	UltraKey, a keyboarding instructional software application, sold by Bytes of Learning, Inc.;

•	PowerOne Graph, a graphing calculator application, sold by Infinity Softworks, Inc.; and

•	ThoughtManager, an outlining application, sold by Hands High Software, Inc.

Customers can obtain these applications from us, or directly from third parties. Each of these applications is wide-screen enabled for the Dana by AlphaSmart platform.

Additional Application Software Available from Third Parties.    Our customers can also obtain application software directly from third parties that create software for Palm OS-enabled devices, including more than 150 education-related commercially available applications. Included in this category are HanDBase Pro, a relational database application compatible with FileMaker and Microsoft Access, sold by DDH Software, Inc., and scientific analysis software and probes from Vernier Software and Technology, Inc. and ImagiWorks, Inc. Many of these applications have not been modified for the Dana screen, which is bigger than the standard screen on hardware devices that are enabled by the Palm OS. However, these applications still function on the Dana device, but use only a portion of its screen. Also, several Palm OS developers have modified their existing Palm OS applications to fit Dana’s bigger screen.

Customers

Our customers primarily consist of schools and school districts in the United States, Canada and Europe, and we have sold to over half of the school districts in the United States. Representative U.S. and foreign customers include:

Western United States	Midwestern United States	Southern United States
Clark County School District, Nevada Fairbanks School District, Alaska Jordan School District, Utah Los Angeles Unified School District, California	Chicago Public Schools, Illinois Milwaukee Public Schools, Wisconsin Nebraska ESU Coop, Nebraska	Irving School District, Texas North East Independent School District, Texas Seminole County Public Schools, Florida

Eastern United States	Canada	Europe

Board of Education of the City of New York, New York

Boston Public Schools, Massachusetts

Durham Public Schools, North Carolina

Fairfax County School District, Virginia

Virginia Beach City Public Schools, Virginia

	Lethbridge School District, Alberta Peel School District, Ontario	Haringey Local Education Authority (LEA), Greater London Learning & Teaching, Scotland West Lothian Council, Scotland

Each of the listed U.S. customers was among our top 50 customers during the three-year period ended June 30, 2003, and each of the listed international customers was among our top five international end-user customers during that three-year period. During the six months ended June 30, 2003 and the year ended December 31, 2002, our top 10 customers accounted for less than 15% and 9% of our net revenue, respectively.

Sales

We sell domestically and internationally through both direct and indirect channels. We also consider our presence at trade shows and conferences, our evaluation program, our training program and our customer care program to be important components of our sales process. We currently have 23 employees or independent contractors in our sales function.

U.S. Sales.    U.S. sales were 90% of our net revenue for the six months ended June 30, 2003 and 92% of our net revenue for the year ended December 31, 2002.

Direct Sales.    Our direct sales force consists of nine AlphaSmart-employed regional sales representatives, two regional sales managers, one national sales director, seven independent sales representatives and four telemarketers. Our primary U.S. sales office is located in Los Gatos, California. Within their designated region, these direct sales people sell our platforms, identify new potential customers, locate potential private and public educational funding sources, attend trade shows, provide direction to the telemarketing group, forecast sales and build direct key customer relationships. We compensate our direct sales employees with salaries and quota-based commissions. In addition to the field sales force, the four telemarketers make telephone contact with potential customers and key education decision makers, follow-up on trade show leads from our direct sales force, promote our AlphaSmart evaluation program, convert AlphaSmart evaluation trials to sales, handle referral sales calls from our customer care call center, manage their sales pipeline and forecast their sales on a quarterly basis. Also, any U.S. customer who wishes to order with a credit card may purchase our AlphaSmart 3000 and Dana by AlphaSmart platforms and a variety of accessory items through our online store.

Indirect Sales.    Until June 30, 2003, we received a portion of our net revenue through our catalog-based channel. We discontinued these arrangements and are now conducting these sales through direct channels. To develop new indirect channels, we recently entered into agreements with two U.S. value-added resellers, Scantron Corporation and Don Johnston, Inc. Under these agreements, these VARs plan to add their software solutions to our AlphaSmart devices and market and sell those devices.

International Sales.    Our international sales, the majority of which are in the United Kingdom, are primarily conducted through indirect channels. International sales accounted for approximately 8% of our total sales for the year ended December 31, 2002 and 10% of our total sales for the six months ended June 30, 2003.

Trade Shows and Conferences.    We believe that trade shows and conferences focused on technology in education provide an excellent opportunity to expose a large number of teachers, administrators, principals, technology coordinators and other decision-makers to the AlphaSmart 3000 and Dana by AlphaSmart platforms and their potential benefits. For the year ended December 31, 2002 we attended over 60 trade shows with an aggregate attendance of over 120,000 people.

Evaluation Program.    We have developed an evaluation program that allows potential customers to evaluate an AlphaSmart 3000 or Dana device for a period of two to four weeks, providing them hands-on experience with the device. We market this evaluation program through advertising, flyers and on our website as we believe that it contributes significantly to our sales success.

Training.    We provide training workshops, or AlphaSmart Certified Training Academies, for professional trainers that certify them to conduct and charge for training sessions. We offer hands-on training for teachers, administrators and other trainers that help them integrate our products into the classroom. Each training session is conducted by AlphaSmart-trained and certified personnel and includes both hands-on training as well as workbooks. In addition to the basic operation of our platforms, the workshops cover specific applications and solutions that enable teachers to fully benefit from the features of our platforms. We believe that personal contact with our customers through training has a number of ancillary benefits, including reduction of customer support requirements following installation as well as additional sales, either within the specific school or within the district. We will continue to emphasize the need for training as an important part of the installation process.

Customer Care.    A key component of our sales strategy is providing high-quality customer care. We believe that, because of the limitations of a daily class schedule and lack of on-site support, teachers need prompt customer care. Our customer care center, located in Red Bluff, California, services our U.S. market. At this customer care center, we employ 25 customer care associates and technicians who handle product repair, support calls and e-mails as well as inbound sales calls and e-mails. Our European customer care is handled through our customer care and logistics center in Stockton-on-Tees, United Kingdom.

Marketing

We currently employ four employees in our marketing department, which includes product management, product marketing and graphics design. We have a two-pronged marketing strategy directed at both teachers and administrators and other decision-makers within school districts. Because most of our success begins with the teacher and hands-on experience with our products is our best selling tool, we focus our attention on exposing as many teachers as possible to our platforms. We employ a number of marketing tools in the sales cycle, all of which are designed to promote brand awareness and product exposure. We regularly advertise in K-12 publications that target teachers, technology and media coordinators and administrators. Also, due to the growing number of AlphaSmart users, we established an online community that allows teachers from anywhere in the world to share their ideas and unique applications with other teachers who use our platforms. Our marketing department also directs product management, which includes product positioning, pricing and interacting with the product development team.

Product Development and Technology

We believe we must continue to invest in product development and technology to remain competitive in the education technology market. We currently have 12 employees dedicated to the design process, and we expect to increase this number in 2004. Our product development staff has a high level of expertise in hardware design and software development for the educational market as well as testing, quality assurance, hardware/software integration and technical writing.

We intend to continue to invest in enhancing the features and functions of the AlphaSmart 3000 and Dana by AlphaSmart platforms. Our current focus is on additional management tools for our Dana platform, wireless products and localization of our platforms, particularly our Dana platform, for international markets. One of our primary tasks is to enhance learning by making complex technology easy-to-use, affordable and durable. Our engineers are focused on developing the core technology essential to differentiating our platforms and utilize contractors or third party design firms for specific non-core tasks.

Our new product concepts are generally based on our experience in the educational market, feedback from our customers, input from our advisory board and the competitive environment. These product concepts are then refined through market research and ongoing customer feedback that is solicited continuously during the product development process, ultimately resulting in a product proposal to our management. Following management approval of a proposal, the product development cycle typically involves developing a prototype, pilot build and, finally, release to operations for volume production. At each step, the product is tested and the features and functions reviewed to assess whether the product meets the customers’ needs and the high quality and reliability standards we have established. As part of our quality assurance program, we control the release of the product from development to operations, and we closely monitor the pilot production run with the contract manufacturers.

Intellectual Property

Our devices include proprietary system software, and the Dana by AlphaSmart platform also includes the Palm OS operating system. Our platforms include a number of additional applications and SmartApplets that expand functionality into different curricula.

The success of our Dana platform depends on our relationship with PalmSource. In June 2001 we entered into a software license agreement with PalmSource, Inc. permitting us to incorporate Palm OS software, technology and trademarks into our Dana platform. Our Palm OS license requires the payment of royalties and maintenance and support fees to PalmSource. The license is non-exclusive, and PalmSource may continue to license the Palm OS to others, including our competitors. Our license agreement with PalmSource extends until June 2006 and may be renewed if both parties agree. Our license with PalmSource provides that PalmSource may allow us to examine or modify the source code to the Palm OS software. If an entity that develops, manufactures, markets and/or distributes handheld or mobile computing devices or related operating systems software acquires more than 20% of our outstanding stock or directly merges with us, we would be required to return any source code that we have obtained and our right to examine or modify source code would terminate. In addition, we must obtain PalmSource’s written consent to assign the Agreement, which consent shall not be unreasonably withheld, except that we may assign the Agreement one time without such consent to a wholly-owned subsidiary.

For our AlphaSmart 3000 platform, SmartApplets include proprietary software as well as software and content developed by or licensed from third parties. We currently have relationships with a number of third party developers pursuant to which we license content for which we internally create the software applications. One of the AlphaSmart 3000 applications we have internally developed is KeyWords, which we license from Renaissance Learning, Inc. We also license the SmartApplet technology and brand to third party developers, who then develop technology for our platforms. For example, Don Johnston, Inc. is the third party developer of the Co: Writer SmartApplet. We have also internally developed and branded several applications for our platforms, including AlphaWord and AlphaQuiz. AlphaQuiz is a group of programs including QuizDesigner, QuizManager and the AlphaQuiz SmartApplet that can integrate third party content to help teachers expand their testing and assessment capabilities.

We license the right to use the one button send feature included in our AlphaSmart 3000 and Dana devices from a third party.

To protect our own intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants and alliance members, control access to and limit distribution of our proprietary technology. We also own five trademark registrations and one application in the United States and a total of 18 trademark registrations and four applications in other countries. We also hold patents, but we do not use, and do not anticipate using, these patents to protect our core technology.

In November 2002, we received a letter from Dana Corporation, a global automotive supply company, alleging that our use and application to register the trademark DANA BY ALPHASMART constituted infringement and dilution of its rights in its DANA trademark. We denied these allegations. In March 2003, Dana Corporation and its affiliate Dana Technology, Inc. commenced an adversary proceeding before the U.S. Patent and Trademark Office in opposition to our DANA BY ALPHASMART trademark application. This proceeding focused on our application to register the trademark, rather than our continued use. We subsequently withdrew our application to register this trademark and are relying on our common law rights.

Competition

The education technology solutions market is highly competitive and we expect competition to increase in the future. The principal competitive factors in our market are specific purpose functionality, total cost of ownership, durability, reputation, brand awareness, service and support. We believe that we compare favorably to many of our current competitors with respect to some or all of these factors. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in preferences or requirements in the educational technology market or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their platforms than we do. Furthermore, there are a number of significantly larger companies with which we do not currently compete that do not presently offer the same or similar technology solutions for the education marked but that could, with limited barriers to entry, compete directly with us in the future.

Our competitors include sellers of the following:

PCs and Mobile Labs.    PCs are computing devices capable of several functions, from web browsing, financial modeling and graphic designing to simple tasks like word processing. Mobile labs generally consist of carts containing up to 30 wirelessly networked laptops that can be wheeled from classroom to classroom. Generally, however, laptops, including those that comprise mobile labs, have a significantly higher total cost of ownership and complexity, are less durable and have significantly shorter battery lives than our platforms. Competitors in this category include Apple Computer, Inc., Dell Computer Corporation, Hewlett-Packard Company and International Business Machines Corporation.

PDAs.    These devices, based on Palm OS, Win CE or embedded Linux technology, are smaller, less expensive and more portable than PCs. They offer several similar features as PCs, but, due to their screen size and lack of an integrated keyboard, provide limited functionality. They are primarily used as computer companions that allow the user to have redundant data such as address books, task lists, memos and a few files while traveling. We believe these products are better suited for business users than educational users. Our competitors in this category include Palm, Inc., Sony Corporation and Hewlett-Packard Company.

Manufacturing and Supply Chain

We currently use AQS, Inc. in San Jose, California, and Wolf Electronix, Inc. in Orem, Utah, to facilitate procurement, production and testing. We believe that upon 90-days’ notice, these firms would be capable of meeting any reasonable increase in capacity that we could foresee. We take title to inventory only when the units are completed, and our manufacturers purchase components and manage inventory. We take physical delivery of the products in our facility in Fremont, California and conduct a final quality check and final configuration before shipping. This process has contributed to a low rate of product return and customer support calls per unit in the field. We handle all order processing, finished goods, inventory management, final configuration, and fulfillment and customer support internally utilizing Oracle’s online ERP system. Order processing, both directly from the customer and from an online order site, is managed from our primary offices in Los Gatos, California and is purchase-order based.

Employees

As of June 30, 2003, we had 84 full time employees and seven independent sales representatives covering various territories in the United States. Full time employees include 12 in product development, 49 in sales, marketing and customer support, 12 in operations and 11 in administration. We also employ several part time employees and, from time to time, we employ independent contractors to support these operational areas. None of our employees are represented by a union, and we believe our relationship with our employees is good.

Properties

Our material facilities consist of the following leased premises:

Location	Square Footage	Use	Termination Date
Los Gatos, California	15,000	Corporate headquarters, customer service, engineering	8/2005

Fremont, California	24,600	Warehouse	3/2008

Red Bluff, California	15,000	Customer care center	3/2006

Englewood, Colorado	1,200	Sales office	9/2006

Orem, Utah	1,900	Product development	8/2004

Stockton-on-Tees, United Kingdom	2,800	European customer and distribution center	7/2005

We believe that our facilities are adequate for our current operations.

Legal Proceedings

We have, from time to time, in the normal course of business, been involved in litigation or legal disputes. None of these disputes has resulted in any material adverse effect on our business. We are not currently involved in any material litigation.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of September 20, 2003:

Name	Age	Position
Ketan D. Kothari	40	Chief Executive Officer and Chairman of the Board
Manish D. Kothari	37	President and Director
James M. Walker	55	Chief Financial Officer, Chief Operating Officer and Secretary
Joseph Barrus	42	Chief Technology Officer
David M. Gallatin	42	Vice President of Engineering
Walter G. Kortschak	44	Director
William J. Schroeder	59	Director
V. David Watkins	46	Director
Terry Crane	53	Director

Ketan D. Kothari is a co-founder of AlphaSmart and has served as our Chief Executive Officer and a director since January 1992. He served as our President from January 1992 until March 2003. From 1989 to January 1998, Mr. Ketan D. Kothari held several positions at Apple Computer, Inc., including service product manager and engineering project manager. Mr. Ketan D. Kothari holds a B.S. in electrical engineering from Brigham Young University and an M.B.A. from Brigham Young University.

Manish D. Kothari is a co-founder of AlphaSmart and has served as our President since April 2003, and as one of our directors since November 1993. From July 2000 to March 2003, he served as our Chief Marketing Officer and Chief Operating Officer. From November 1993 to June 2000, Mr. Manish D. Kothari served as our Vice President of Sales and Marketing and Chief Operating Officer, and from November 1993 to August 2001 he served as our Chief Financial Officer. From November 1990 through October 1993, he served as a strategic planning and marketing associate at Cardiac Pacemakers, Inc., a company specializing in implantable pacemakers and defibrillators. Mr. Manish D. Kothari holds a B.S. in electrical engineering from Brigham Young University, an M.S. in electrical engineering from the University of Wisconsin-Madison and an M.B.A. from the University of Chicago.

James M. Walker has served as our Chief Financial Officer and Secretary since August 2001 and as our Chief Operating Officer since April 2003. From March 2000 to June 2001, Mr. Walker served as Chief Financial Officer for Rivio, Inc., a provider of web-based services to small businesses. From November 1996 to November 1999, Mr. Walker served as Chief Financial Officer of Diamond Multimedia Systems, Inc., a supplier of multimedia subsystems to the personal computer industry. Mr. Walker holds a BS in mathematics from San Jose State University, a B.S. in accounting from Santa Clara University and an M.B.A. from Santa Clara University.

Joseph Barrus is a co-founder of AlphaSmart and has served as our Chief Technology Officer since January 1992. From January 1992 to March 2003, Mr. Barrus also served as our Vice President of Research and Development. From January 1999 to May 2002 Mr. Barrus served as one of our directors. From May 1987 through July 1994, Mr. Barrus held several positions at Apple Computer, Inc., including systems integrator, project engineer and hardware engineer. Mr. Barrus holds a B.S. in electrical engineering from Brigham Young University and an M.S. in electrical engineering from Santa Clara University.

David M. Gallatin has served as our Vice President of Engineering since January 2003. From March 1997 to January 2003, Mr. Gallatin served as the Chief Technical Officer of Set Engineering, Inc., an outsourced product development company. From 1991 to 1997, Mr. Gallatin held several product development positions at Apple Computer, Inc.

Walter G. Kortschak has served as one of our directors since June 1999. Mr. Kortschak is a managing partner and managing member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since June 1989. Mr. Kortschak is a member of the board of directors of Somera Communications, Inc., a telecommunications company, and several privately held companies. Mr. Kortschak holds a B.S. in civil engineering from Oregon State University, an M.S. in civil engineering from The California Institute of Technology and an M.B.A. from the University of California, Los Angeles.

William J. Schroeder has served as one of our directors since June 1999. Mr. Schroeder has served as the President and Chief Executive Officer of Vormetric, Inc., a private developer of enterprise computer security systems, since 2002. During 2000, Mr. Schroeder served as the President and Chief Executive Officer of CyberIQ Systems, Inc., a private developer of Web switches and cryptographic accelerators, which filed for protection under federal bankruptcy laws in March 2001. From 1994 to 1999, Mr. Schroeder was the President and Chief Executive Officer of Diamond Multimedia Systems, Inc., and from 1986 to 1994, Mr. Schroeder served as the President (1986-1989) and as the vice chairman (1989-1994) of Conner Peripherals, Inc. Mr. Schroeder also serves as a member of the boards of directors of CNF Inc. and WatchGuard Technologies, Inc. Mr. Schroeder holds a B.S. in electrical engineering and an M.S. in electrical engineering from Marquette University and an M.B.A. with High Distinction from Harvard Business School.

V. David Watkins has served as one of our directors since January 2003. Mr. Watkins has served as President and Chief Executive Officer of TrueSpectra, Inc., a server based imaging solution provider, since 2001. From January 2000 to June 2001, Mr. Watkins served as President and Chief Operating Officer of Talk City/Liveworld Productions, Inc., a marketing services company. From March 1999 to January 2000, Mr. Watkins served as President and Chief Executive Officer of RioPort, Inc., a portable audio device developer. From April 1996 to March 1999, Mr. Watkins served as a general manager of Diamond Multimedia Systems, Inc. Mr. Watkins has a B.A. in economics from Connecticut College and an M.B.A. from the Stanford Graduate School of Business.

Terry Crane has served as one of our directors since September 2003. Dr. Crane is currently a consultant helping companies and institutions develop technology solutions for the technology market. From 2000 to 2003, Dr. Crane served as the Vice President for Education and Family Products at AOL, Inc. From 1997 to 2000, Dr. Crane served as the President of Josten’s Learning, a curriculum software company. From 1985 to 1997, Dr. Crane held various management and executive positions at Apple Computer, Inc. In 1996, she served Apple as Senior Vice President of Worldwide Strategic Marketing and from 1994 to 1996 as Senior Vice President of the North American Education Division. Dr. Crane also serves as a member of the board of directors of Questia, Inc, and the Western Governors University. Dr. Crane has a B.S. in elementary education and mathematics from the University of Texas at Austin, an M.Ed. in early childhood education, and an Ed.D. in administrative leadership from the University of North Texas.

Board of Directors

Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	The Class I directors will be Ketan D. Kothari and Manish D. Kothari, and their terms will expire at the annual meeting of stockholders to be held in 2004;

•	The Class II directors will be Walter G. Kortschak and William J. Schroeder, and their terms will expire at the annual meeting of stockholders to be held in 2005; and

•	The Class III directors will be Dr. Terry Crane and V. David Watkins, and their terms will expire at the annual meeting of stockholders to be held in 2006.

Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

All of the current members of our board of directors have been elected to our board pursuant to a stockholders agreement. For further information, see “Certain Transactions—Stockholders’ Agreement.”

Committees of the Board of Directors

Our board of directors has established three standing committees: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee

Our audit committee is responsible for preparing such reports, statements or charters as may be required by The Nasdaq Stock Market, Inc. or federal securities laws, as well as, among other things:

•	Overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls;

•	Preparing the report that SEC rules require be included in our annual proxy statement;

•	Providing the board with the results of its monitoring and recommendations; and

•	Providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Our audit committee is composed of Dr. Crane and Messrs. Schroeder and Watkins, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market, Inc. and SEC rules and regulations. Mr. Schroeder is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee is composed of Messrs. Kortschak, Schroeder and Watkins, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, is a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934. The compensation committee is responsible for, among other things:

•	Reviewing and approving for our chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements and change in control arrangements, and (e) any other benefits, compensations, compensation policies or arrangements;

•	Reviewing and making recommendations to our board regarding the compensation policy for such other officers as directed by the board;

•	Preparing a report to be included in our annual proxy statement that describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	Acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other benefit plans proposed for adoption.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is composed of Messrs. Kortschak, Schroeder and Watkins, each of whom is a non-employee member of our board of directors. The corporate governance and nominating committee is responsible for, among other things:

•	Reviewing board structure, composition and practices, and making recommendations on these matters to the board;

•	Reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board;

•	Overseeing compliance by our chief executive officer and senior financial officers with our Code of Ethics for Principal Executive and Senior Financial Officers; and

•	Overseeing compliance by employees with our Code of Business Conduct and Ethics.

Advisory Board

Our advisory board is composed of ten individuals with educational experience, including one teacher, four district-level technology coordinators, two consultants, including one with a focus on special education, two university professors and one chairman of the board of a publicly traded Silicon Valley company. Each has over 20 years of experience in the education market and all of the teachers on the advisory board have worked with and used technology in the classroom. Our advisory board meets formally twice per year and provides us with feedback regarding new products, existing products, marketing and brand perceptions, school funding issues, customer service and a variety of other issues. In addition, we often contact our advisors on other occasions throughout the year to receive their feedback on new or pressing issues.

Director Compensation

Currently, we do not pay any cash compensation to the members of our board of directors, except for reimbursing our non-employee directors for reasonable travel expense in connection with attendance at board and committee meetings. Under our 2003 stock plan, any new non-employee member of our board of directors receives an option to purchase 26,668 shares of our common stock upon joining our board, and each non-employee director, other than a non-employee director that is an affiliate of a significant stockholder, receives an annual option grant to purchase 6,667 shares of common stock thereafter. See the “Benefit Plans—2003 Stock Plan” section for further details.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of our board of directors are Messrs. Kortschak, Schroeder and Watkins. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Executive Officers

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships among any of our directors or officers, except that Ketan D. Kothari, our Chief Executive Officer and chairman of our board of directors, and Manish D. Kothari, our President and director, are brothers.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning compensation during the year ended December 31, 2002 of our Chief Executive Officer and each of the other most highly compensated executive officers for the fiscal year ended December 31, 2002, referred to in this prospectus as the named executive officers. No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 2002 resigned or otherwise terminated his or her employment during 2002.

	Fiscal Year Ended	Annual Compensation(1)		All Other Compensation(2)
Name and Principal Position		Salary	Bonus
Ketan D. Kothari	2002	$200,000	$60,800	$4,000
Chief Executive Officer
Manish D. Kothari	2002	200,000	60,800	4,000
President
James M. Walker	2002	200,000	60,800	4,000
Chief Financial Officer and Chief Operating Officer
Joseph Barrus	2002	200,000	60,800	4,000
Chief Technology Officer
David M. Gallatin (3)	2002	—	—	—
Vice President of Engineering

(1)	Excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 2002.
(2)	Reflects matching 401(k) contributions made by us on behalf of the named executive officer.
(3)	Mr. Gallatin was not an employee of AlphaSmart during 2002. We have no other executive officers.

Option Grants in Fiscal Year 2002

We did not issue any options to our named executive officers during fiscal year 2002.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth information concerning option exercises and option holdings during 2002 with respect to the named executive officers. With respect to the named executive officers, no options or stock appreciation rights were exercised during 2002 and no stock appreciation rights were outstanding as of December 31, 2002. The value of unexercised in-the-money options at December 31, 2002 is calculated based on the fair market value of the option shares on December 31, 2002, which was $4.50 per share, as determined by our board of directors, less the aggregate exercise price of the options.

	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ketan D. Kothari	—	—	$—	$—
Manish D. Kothari	—	—	—	—
James M. Walker (1)	200,008	—	600,024	—
Joseph Barrus	—	—	—	—
David M. Gallatin	—	—	—	—

(1)	The options described in the above table were granted under our 1998 stock option plan. All options outstanding as of December 31, 2002 were immediately exercisable. However, if exercised as of that date, 124,895 shares would be subject to repurchase by us at the original exercise price paid per share, if Mr. Walker ceases service with us before vesting in those shares.

Employment and Change of Control Agreements

We have not entered into employment agreements with any of our named executive officers.

James M. Walker.    During 2000, Mr. Walker, our Chief Financial Officer, Chief Operating Officer and Secretary, was granted options to purchase an aggregate of 12,666 shares of our common stock pursuant to our 1998 stock option plan. In August 2001, Mr. Walker was granted an option to purchase 187,342 shares of our common stock pursuant to our 1998 stock option plan. In September 2003, Mr. Walker was issued an option to purchase 33,335 shares of our common stock under our 1998 stock option plan. The option agreements issued in connection with these grants provide for full acceleration of all unvested shares in the event that Mr. Walker’s employment with us is involuntarily terminated within 18 months of a change of control of AlphaSmart.

David M. Gallatin.    In January 2003, Mr. Gallatin, our Vice President of Engineering, was granted an option to purchase 26,668 shares of our common stock pursuant to our 1998 stock option plan. The option agreement issued in connection with this grant provides for full acceleration of all unvested shares in the event that Mr. Gallatin’s employment with us is involuntarily terminated within 18 months of a change of control of AlphaSmart.

For more information regarding these options see “Certain Transactions—Stock Option Awards.”

Benefit Plans

1998 Stock Option Plan

Our board of directors adopted and our stockholders approved the 1998 stock option plan in August 1998. Our board of directors has decided not to grant any additional options under the plan following the consummation of this offering. However, the plan will continue to govern the terms and conditions of the outstanding options previously granted under the plan.

As of September 20, 2003, options to acquire a total of 958,975 shares of our common stock were issued and outstanding under the 1998 stock option plan. At the completion of this offering, all shares available for future grant under the 1998 stock option plan will be transferred to our 2003 stock plan, and no shares will be available for future grant under the 1998 stock option plan. Some of the options issued under our 1998 stock option plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the exercise price until such time as the shares vest.

The 1998 stock option plan provides for the grant of nonstatutory stock options to our executive officers, employees, directors and consultants, including the employees and consultants of our subsidiary, and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, to our executive officers and other employees, including the employees of our subsidiary. Our board of directors or our compensation committee administers the 1998 stock option plan and has the authority to determine the terms and conditions of the options granted under the 1998 stock option plan.

Generally, in the event of a change of control of AlphaSmart, all outstanding options will automatically vest in full unless the successor corporation assumes the options or replaces them with a cash incentive program that preserves the spread associated with the options. If the options outstanding prior to the change of control are not assumed, they will terminate upon the consummation of the change of control. Generally, if options are assumed in connection with the change of control and the optionee’s employment is terminated as the result of an “involuntary termination” within 18 months of the change of control, the options will immediately vest in full.

2003 Stock Plan

Our board of directors adopted and our stockholders approved our 2003 stock plan in September 2003. Our 2003 stock plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and the employees of our parent and subsidiary companies and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and the employees and consultants of our parent and subsidiary companies.

As of September 20, 2003, no shares of our common stock were reserved for issuance pursuant to the 2003 stock plan and no awards were issued and outstanding as of that date. The 2003 stock plan will become effective on the day prior to the completion of this offering. At the completion of this offering, 333,420 shares will be reserved for issuance under our 2003 stock plan. The share option reserve will be increased by (a) all shares returned to the 1998 stock option plan as a result of option terminations or repurchases of shares issued under the 1998 stock option plan after this offering and (b) annual increases in the number of shares available for issuance on the first day of each fiscal year beginning with our fiscal year 2005, which annual increases will be equal to the lesser of:

•	3% of the shares of common stock outstanding on the first day of our fiscal year;

•	800,000 shares; or

•	An amount our board of directors may determine.

Our board of directors or compensation committee administers our 2003 stock plan. The administrator has the power to determine the terms of the awards, including the exercise price, eligibility for such awards, the number of shares subject to each such award, the exercisability of the awards, the form of the agreements for use under the 2003 stock plan, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2003 stock plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 333,350 shares in any fiscal year, subject to adjustment in the event we change our capitalization. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,333,400 shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for year. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term. All unexercised options will be returned to the 2003 stock plan and may be used for future issuances thereunder.

Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 stock plan. The administrator determines the purchase price of stock purchase rights. Unless the administrator determines otherwise, we will retain a repurchase option that we may exercise upon the termination of the purchaser’s service with us for any reason. The administrator determines the rate at which our repurchase option will lapse.

Stock appreciation rights may be granted under our 2003 stock plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2003 stock plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the period of restriction and the number of shares of restricted stock granted to any director, employee or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Holders of restricted stock may exercise voting rights and receive dividends with respect to those restricted shares, unless the administrator determines otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2003 stock plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Our 2003 stock plan also provides for the automatic grant of options to each non-employee director who holds, along with his or her affiliates, less than 1% of our outstanding capital stock and who holds no unvested awards granted to him or her in his or her capacity as an employee. Each such non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 26,668 shares upon such appointment. In addition, beginning in 2004, all such non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 6,667 shares on the date of each annual meeting of our stockholders. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to 25% of the shares on each anniversary of the option grant, provided the non-employee director remains a service provider through each such date. Each subsequent option becomes exercisable on the 4th anniversary of the date of that particular option grant, provided the non-employee director remains a service provider through such date.

Our 2003 stock plan generally does not allow for the transfer of awards, other than by will or the laws of intestate, and only the recipient of an award may exercise an award during his or her lifetime.

Our 2003 stock plan provides that in the event of a change of control of AlphaSmart, the successor corporation will assume or substitute an equivalent award for each outstanding option, stock appreciation right and stock purchase right. If there is no assumption or substitution of outstanding options, stock appreciation rights and stock purchase rights, each outstanding option, stock appreciation right and stock purchase right shall fully vest and the administrator will provide notice to the recipient that he or she has the right to exercise the option, stock appreciation right or stock purchase right as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of time as the administrator may determine from the date of the notice. The award will terminate upon the expiration of such period. In the event an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, stock appreciation rights and stock purchase rights will fully vest and become immediately exercisable.

Our 2003 stock plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our compensation committee has the authority to amend, suspend or terminate the 2003 stock plan provided such action does not impair the rights of any participant.

2003 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our 2003 employee stock purchase plan.

A total of 166,675 shares of our common stock will be made available for sale. In addition, our 2003 employee stock purchase plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	533,360 shares of common stock; or

•	Such other amount as our board of directors may determine.

Our compensation committee administers our 2003 employee stock purchase plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2003 employee stock purchase plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	Immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our or any subsidiary’s capital stock; or

•	Whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2003 employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive six-month offering periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after August 1, 2004.

Our 2003 employee stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base salary, wages, overtime pay, shift premium and recurring commissions, but does not include payments for incentive compensation, bonuses or other compensation. Subject to other limitations set forth above, a participant may purchase a maximum of 1,667 shares during each offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period. No other purchases will be allowed during any offering period. The purchase price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the same offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2003 employee stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the 2003 employee stock purchase plan.

In the event of our change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Our board of directors, or the administrator of the 2003 employee stock purchase plan appointed by the board of directors, has the authority to amend or terminate our 2003 employee stock purchase plan, except that, subject to certain exceptions described in the 2003 employee stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under our 2003 employee stock purchase plan.

401(k) Plan

We maintain a defined contribution pension plan designed to be a tax-qualified retirement plan. The 401(k) plan was first effective on January 1, 1994 and provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees who participate in the 401(k) plan are able to defer a percentage of their eligible compensation on a pre-tax basis subject to applicable Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. We are permitted to make matching and profit sharing contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and we deduct all contributions when made.

Limitations of Liability and Indemnification

Our restated certificate of incorporation contains provisions that limit the liability of our directors and officers for monetary damages for any breach of their fiduciary duties to the maximum extent permitted by Delaware law. Under Delaware law directors and officers are generally liable for the following:

•	Any breach of their duty of loyalty to our company or our stockholders;

•	Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which the director derived an improper personal benefit.

The limits on a director or officer’s liability in our restated certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals and, in certain circumstances, by affiliated individuals and entities, in any action or proceeding. We believe that the indemnification provisions of our restated certificate of incorporation, bylaws, and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN TRANSACTIONS

Investors’ Rights Agreement

In connection with the private placement of our redeemable convertible preferred stock, we entered into an investors’ rights agreement with the holders of our redeemable convertible preferred stock, and Ketan D. Kothari, our Chief Executive Officer and Chairman of our board of directors, Manish D. Kothari, our President and one of our directors, and Joseph Barrus, our Chief Technical Officer, providing for registration rights with respect to the certain of the shares held by these parties. We are generally required to pay all costs and expenses associated with the exercise of these registration rights, other than any underwriting discounts, stock transfer and other taxes attributable to the sale of shares by the selling stockholders. In addition, we have agreed to indemnify the holders of our redeemable convertible preferred stock and, Messrs. K. D. Kothari, M. D. Kothari and Barrus against certain liabilities, including liabilities under the Securities Act, that could arise in connection with the exercise of these registration rights. For more information regarding the registration and indemnification rights granted under the investors’ rights agreement, see the sections “Description of Capital Stock—Registration Rights” and “Certain Transactions—Indemnification of Selling Stockholders.”

Stockholders’ Agreement

All of the current members of our board of directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our redeemable convertible preferred stock. Immediately prior to the closing of this offering, these board representation rights will terminate and none of our stockholders will have any special rights regarding the election of board members.

Stock Option Awards

James M. Walker.    During 2000, James M. Walker, our Chief Financial Officer, Chief Operating Officer and Secretary, was granted options to purchase an aggregate of 12,666 shares of our common stock at an exercise price of $1.50 per share pursuant to our 1998 stock plan. In August 2001, Mr. Walker was granted an option to purchase 187,342 shares of our common stock at an exercise price of $1.50 per share pursuant to our 1998 stock plan. In September 2003, we issued Mr. Walker an option to purchase 33,335 shares of our common stock at $6.00 per share under our 1998 stock option plan.

David M. Gallatin.    In January 2003, David M. Gallatin, our Vice President of Engineering, was granted an option to purchase 26,668 shares of our common stock at an exercise price of $4.50 per share pursuant to our 1998 stock option plan.

William J. Schroeder.    In January 2000, we granted William J. Schroeder, one of our directors, options to purchase an aggregate of 25,001 shares of our common stock at an exercise price of $1.50 per share pursuant to our 1998 stock option plan. In January 2003, we granted Mr. Schroeder options to purchase an aggregate of 21,667 shares of our common stock at an exercise price of $4.50 per share pursuant to our 1998 stock option plan.

V. David Watkins.    In January 2003, we granted V. David Watkins, one of our directors, an option to purchase 26,668 shares of our common stock at an exercise price of $4.50 per share pursuant to our 1998 stock option plan.

Dr. Terry Crane.    In September 2003, Dr. Crane, one of our directors, was granted an option to purchase 26,668 shares of our common stock at an exercise price of $6.00 per share pursuant to our 1998 stock option plan.

Redemption of Mandatorily Redeemable Preferred Stock

In June 1999, we entered into a recapitalization agreement with certain entities affiliated with Summit Partners, L.P. under which we issued 100,000 shares of mandatorily redeemable preferred stock at a price of $69.46 per share. Within ten days of the closing of this offering, we are required to redeem these shares at a price of $103.35 per share, which amount includes all accrued dividends and an additional per share premium. Entities affiliated with Summit Partners, L.P. that are participating in this offering are holders of an aggregate of approximately 45% of our currently outstanding capital stock. Walter G. Kortschak, one of our directors, is a managing partner and managing member of Summit Partners, L.P.

SmartInput Transactions

We entered into a reseller agreement with SmartInput, Inc., an entity in which the spouse of Joseph Barrus, our Chief Technology Officer, was one of the two controlling shareholders. The terms of the agreement were substantially the same as those we have with our other third party resellers. For the years ended December 31, 2001 and 2002 and for the six months ended June 30, 2003, we recorded revenue of $261,000, $478,000 and $0, respectively, from this agreement. In July 2003, we entered into an agreement with SmartInput pursuant to which we purchased substantially all of the assets of SmartInput in exchange for the cancellation of approximately $66,000 in outstanding accounts receivable under the SmartInput reseller agreement. The purchase price for these assets was determined pursuant to negotiations between the president of SmartInput, Brian Foote, and our Chief Financial Officer, James M. Walker. The parties involved in the negotiations determined the final purchase price after evaluating the assets to be transferred and the current market for such assets.

Indemnification of Selling Stockholders

We agreed to indemnify the entities affiliated with Summit Partners, L.P. that are participating in this offering as selling stockholders against certain liabilities, including liabilities arising under the Securities Act that could arise in connection with the sale of the shares by the selling stockholders pursuant to this prospectus. Summit Partners, L.P. and its affiliates participating in this offering have also agreed to indemnify us against certain liabilities arising under the Securities Act. Summit Partners, L.P. and its affiliates participating in this offering are holders of an aggregate of approximately 45% of our capital stock. Mr. Walter G. Kortschak, one of our directors, is a managing partner and managing member of Summit Partners, L.P.

Director and Officer Indemnification

Our restated certificate of incorporation and bylaws contain provisions limiting the liability of our officers and directors. In addition, we have entered into agreements to indemnify our directors, executive officers and individuals and entities affiliated with Summit Partners, L.P. to the fullest extent permitted under Delaware law. For more information regarding director and officer indemnification, see “Management—Limitation of Liability and Indemnification.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act, and may be, therefore, unenforceable.

Other Relationships and Transactions

We lease a portion of a building in Red Bluff, California from Alpha Vista Properties, LLC, a limited liability company that is jointly owned by Ketan D. Kothari, our Chief Executive Officer, and his spouse, and Manish D. Kothari, our President, and his spouse, and Joseph Barrus, our Chief Technology Officer, and his spouse. Rent under our lease with Alpha Vista is $5,400 per month until March 2004 and $5,750 per month thereafter until the termination of the lease in March 2006. We believe that the rent that we pay under this lease is on terms no less favorable to us than would result from arm’s-length negotiations with a third party.

We have entered into non-competition, non-solicitation and confidentiality agreements with all our executive officers.

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be approved in accordance with the then current Securities and Exchange Commission rules and regulations governing the approval of such transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of September 20, 2003, by the following individuals or groups:

•	Each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•	Each of our named executive officers;

•	Each of the selling stockholders;

•	Each of our directors; and

•	All directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table assume the conversion to common stock of all outstanding shares of redeemable convertible preferred stock and the redemption of all outstanding mandatorily redeemable preferred stock, and are based on a total of 10,620,325 shares of common stock outstanding on September 20, 2003 and the                  shares of common stock to be sold by us in this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o AlphaSmart, Inc., 973 University Avenue, Los Gatos, California 95032.

	Beneficially Owned
	Number of Shares Beneficially Owned	Number of Shares to be Sold in Offering	Number of Shares to be Sold in Over- allotment Option	Percentage
Name and Address				Prior to Offering	After the Offering
Selling Stockholders
Entities Affiliated with Summit Partners (1)	4,764,779			44.9%
Squam Lake Investors III, L.P. (2)	121,861			1.2%
Randolph Street Partners (3)	24,371			*
Randolph Street Partners 1998 DIF, L.L.C. (3)	24,371			*

Directors and Officers
Ketan D. Kothari (4)	1,656,469			15.6%
Manish D. Kothari (5)	1,639,802			15.4%
James M. Walker (6)	233,343			2.2%
Joseph Barrus	1,643,137			15.5%
David M. Gallatin (7)	26,668			*
Walter G. Kortschak (1)	4,764,779			44.9%
William J. Schroeder (8)	46,668			*
V. David Watkins (9)	26,668			*
Dr. Terry Crane (10)	26,668			*
All directors and executive officers as a group (9 persons) (11)	10,064,202			91.9%

*	Less than one percent.
(1)	Represents 3,485,293 shares held by Summit Ventures V, L.P., 887,643 shares held by Summit V Companion Fund, L.P., 250,585 shares held by Summit V Advisors Fund (QP), L.P., 76,577 shares held by Summit V Advisors Fund, L.P. and 64,681 shares held by Summit Investors III, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P. Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC, through a five-person investment committee composed of certain of its members, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III, L.P. and therefore beneficially own such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Walter G. Kortschak, one of our directors, and E. Roe Stamps, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, Thomas S. Roberts, Bruce R. Evans, Joseph F. Trustey, Kevin P. Mohan, Peter Y. Chung, Scott C. Collins and Robert V. Walsh are the members of Summit Partners, and each disclaims beneficial ownership of the shares held by Summit Partners except to the extent of his pecuniary interest therein. The principal address of Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.
(2)	The address for Squam Lake Investors III, L.P. is Two Copley Place, Boston, MA 02116.
(3)	The address for Randolph Street Partners and Randolph Street Partners 1998 DIF, LLC is 200 East Randolph Drive, Chicago, Il 60601.
(4)	Represents 1,394,804 shares held by Ketan D. Kothari, 158,354 shares held by his wife, Sheila Kothari, 6,667 shares held by his son, Rahul Kothari, and 96,644 shares held by the KSK AlphaSmart Trust, for which Mr. K. D. Kothari serves as the sole trustee.
(5)	Represents 1,519,824 shares held by Manish D. Kothari, 16,667 shares held by his wife, Carmen Saura, 6,667 shares held by his son, Samir Kothari, and 96,644 shares held by the Kothari Children’s Trust for which Mr. M. D. Kothari serves as the sole trustee.
(6)	Represents options to purchase 233,343 shares of common stock that are immediately exercisable, of which 118,046 shares of common stock are vested or will vest within 60 days of September 20, 2003.
(7)	Represents an option to purchase 26,668 shares of common stock that is immediately exercisable, of which no shares are vested or will vest within 60 days of September 20, 2003.
(8)	Includes 25,001 shares of common stock, of which 1,042 shares are subject to a repurchase option held by us as of September 20, 2003, and options to purchase 21,667 shares of common stock that are immediately exercisable, of which 1,388 shares are vested or will vest within 60 days of September 20, 2003.
(9)	Represents an option to purchase 26,668 shares of common stock that is immediately exercisable, of which no shares are vested or will vest within 60 days of September 20, 2003.
(10)	Represents an option to purchase 26,668 shares of common stock that is immediately exercisable, of which no shares are vested or will vest within 60 days of September 20, 2003.
(11)	Includes options to purchase 335,014 shares of common stock that are immediately exercisable, of which 119,434 are vested or will vest within 60 days of September 20, 2003. Also includes 1,042 shares that are currently outstanding and subject to a repurchase option held by us as of September 20, 2003.

We are generally required to pay all costs and expenses associated with this offering, other than the underwriting discounts, stock transfer and other taxes attributable to the sale of the shares by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

Immediately after the completion of this offering, our restated certificate of incorporation will authorize 30,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following description of capital stock gives effect to the restated certificate of incorporation to be filed after completion of this offering and is subject to and qualified by our restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of the applicable Delaware law.

Common Stock

As of September 20, 2003, we had 10,620,325 shares of common stock outstanding that were held of record by 70 stockholders. This amount assumes the conversion into common stock of all outstanding shares of our redeemable convertible preferred stock at a one-to-one conversion ratio, which will occur immediately before the closing of this offering, and the redemption of all outstanding shares of our redeemable preferred stock, which will occur within ten days following the closing of this offering. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

Upon completion of the offering, our board of directors will have the authority, without any further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	Delaying or preventing a change in control of AlphaSmart without further action by the stockholders;

•	Impairing the liquidation rights of the common stock;

•	Diluting the voting power of the common stock; and

•	Restricting dividends on the common stock.

We have no present plans to issue any shares of preferred stock.

Non-Stock Plan Option

On April 1, 2002, we issued a non-stock plan option to purchase 13,334 shares of our common stock at a per share price of $0.015 in connection with the licensing of a patent to the one-button send technology used in our platform. The option agreement provides for adjustments to the option exercise price and number of shares issuable under the option in the event of a stock dividend, stock split, combination, conversion, reorganization, reclassification and merger. This option will expire on April 1, 2012.

Registration Rights

Under our investors’ rights agreement, the holders of 9,967,152 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. The holders of 5,037,744 of those shares have demand, piggyback and Form S-3 registration rights. Holders of 4,929,408 of those shares have piggyback registration rights only. The registration rights under the investors’ rights agreement will terminate on the earlier to occur of (a) the second anniversary of the completion of this offering, and (b) at such time as a holder of registrable securities is eligible to sell all registrable securities held by that stockholder within a 90-day period in reliance on Rule 144 under the Securities Act. However, the foregoing termination provisions will not apply to any holder of registrable securities who owns 1% or more of our outstanding capital stock. This foregoing description includes all shares to be sold by the selling stockholders in this offering and assumes the conversion of all outstanding shares of redeemable convertible preferred stock into common stock at a one-to-one ratio.

Demand Registration Rights

At any time after June 4, 2002, the holders of at least 50% of our then outstanding shares of common stock having demand registration rights have the right to require that we register all or a portion of their shares. We are only obligated to effect two registrations in response to these demand registration rights. Each demand registration right exercised must cover a sale of securities with a total public offering price of at least $15 million. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of at least 25% of the shares of our common stock having Form S-3 registration rights can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1.0 million. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these Form S-3 registration rights.

Anti-Takeover Provisions

Provisions of Delaware law and included in our restated certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

At the time of the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•	The board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding the following: (a) shares owned by persons who are directors and also officers and (b) shares issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock.

Restated Certificate of Incorporation and Bylaws Provisions

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders and for proposed nominations of persons for election to the board of directors at annual or special meetings of stockholders. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and on the date that notice of the proposal or nomination was given, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business that may properly be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the restated certificate of incorporation or the bylaws. Our restated certificate of incorporation and bylaws provide that only a majority of our board of directors, the chairman of the board, the chief executive officer or president can call a special meeting of stockholders. Because our stockholders do not have the right to call, in the absence of a chief executive officer, the special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Delaware law provides that stockholders may take action by written consent in lieu of a stockholder meeting, unless otherwise provided by the corporation’s certificate of incorporation. Elimination of actions by written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board, the chief executive officer or, in the absence of a chief executive officer, the president to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our bylaws. Our restated certificate of incorporation and bylaws have eliminated the right of our stockholders to take action by written consent, in lieu of a meeting, effective upon the closing of this offering.

Our restated certificate of incorporation also provides for a classified board of directors, see “Management-Board of Directors,” and for the inability to remove directors except for cause, and then only with the affirmative vote of a majority of the issued and outstanding capital stock entitled to vote in the election of directors, both of which provisions impair the ability of a third party to gain control of the board and force a takeover transaction without first negotiating the transaction with us. In addition, our restated certificate of incorporation and bylaws permit our board to increase its size and to fill the resulting vacancies, as well as to issue preferred stock, see “Description of Capital Stock-Preferred Stock,” which our board may use to thwart a hostile takeover attempt.

Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our restated certificate of incorporation:

•	Article VI, which relates to the classified structure of our board;

•	Article VII, which relates to amendment of our bylaws, restrictions on cumulative voting of shares in the election of directors and the number of authorized directors;

•	Article VIII, which relates to indemnification of directors and officers;

•	Article X, which relates to the appointment of directors to fill vacancies on our board and the removal of directors;

•	Article XI, which relates to advance notice procedures for stockholder meetings;

•	Article XII, which relates to stockholder action by written consent and special meetings of stockholders; and

•	Article XIII, which relates to amendment of several of the preceding provisions of the restated certificate of incorporation.

Our bylaws and restated certificate of incorporation provide that amendment of any of the following provisions of our bylaws require the affirmative vote of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class:

•	Sections 2.3, 2.4, 2.11, 2.15 and 2.16 and Article X of our bylaws, which relate to meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business and advance notice of director nominations and amendments to such provisions.

National Market Listing

We have applied to have our common stock listed on The Nasdaq National Market for quotation under the symbol ALSM.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe, L.P. located at 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering,             shares of our common stock will be outstanding, assuming no exercise of outstanding options after September 20, 2003. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 10,620,325 shares of common stock held by existing stockholders as of September 20, 2003 are restricted shares as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 or 701 under the Securities Act, which are summarized below.

Rule 144

Sales by Affiliates.    After the expiration of the lock-up agreements, described below under “Lock-up Agreements,” the holders of 9,967,151 shares of our common stock will be eligible to sell their shares under Rule 144. All shares of our common stock held by our affiliates, other than shares eligible for resale under Rule 701, have Rule 144 holding periods that exceed one year. As a result, under Rule 144, our affiliates will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	One percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Sales by Non-affiliates.    Subject to the lock-up agreements described below, Rule 144(k) is available immediately upon effectiveness of the offering for any person, other than a person deemed to have been an affiliate of our company at any time during the three months preceding a sale, who is selling shares that have a Rule 144 holding period that exceeds two years. As of September 20, 2003, all of the outstanding shares held by non-affiliates have a Rule 144 holding period that exceeds two years, other than shares that are eligible for resale under Rule 701. As a result, our non-affiliates may sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Subject to the lock-up agreements described below, all sales of our common stock effected under Rule 701 may be made beginning 90 days after the effectiveness of this offering. Rule 701 applies to shares of our common stock outstanding before the effectiveness of this offering that were acquired pursuant to our stock plans. These shares may be resold without compliance with Rule 144’s one-year holding period:

•	By persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	By affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144.

As of September 20, 2003, 653,868 shares of common stock had been issued upon the exercise of options granted under our stock plan, 653,174 shares of which were outstanding.

Form S-8 Registration Statements

Shortly after the effectiveness of the offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 1,459,070 shares of common stock reserved for issuance under our 1998 stock option plan, 2003 stock plan and our 2003 employee stock purchase plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described below.

Lock-up Agreements

Our directors, executive officers and certain of our employees, who collectively hold an aggregate of         restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, these persons and entities will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Pursuant to the terms of the underwriting agreement entered into between the underwriters and us, we agreed not to release any of these stockholders from their contractual lock-up commitments without the consent of Deutsche Bank Securities. Deutsche Bank Securities may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Deutsche Bank Securities that, with certain exceptions, we will not offer, sell or otherwise dispose of our common stock until 180 days after the date of this prospectus.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Jefferies & Company, Inc. have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 1998 stock option plan, our 2003 stock plan and our 2003 employee stock purchase plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale at the initial public offering price up to              shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	Prevailing market conditions;

•	Our results of operations in recent periods;

•	The present stage of our development;

•	The market capitalization and stage of development of certain other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	Estimates of our business potential.

An active or orderly trading market may never develop for our common stock, and our common stock may not trade in the public markets subsequent to this offering at or above the initial offering price.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Morrison & Foerster LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The financial statements of AlphaSmart, Inc. as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to our common stock and us, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms, and the web site of the SEC referred to above and at our website. Our Internet address is http://www.alphasmart.com.

After the completion of this offering, we will provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we will make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish such other reports as we may determine or as required by law.

ALPHASMART, INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of AlphaSmart, Inc.:

The reincorporation of AlphaSmart, Inc. in the State of Delaware, described in Note 16 to the consolidated financial statements, has not been consummated at September 29, 2003. The reverse stock-split described in Note 16 to the consolidated financial statements is not effective at September 29, 2003. When the reincorporation is consummated and the reverse stock-split is effective, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of AlphaSmart, Inc. and its subsidiary (the “Company”) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 25, 2003, except for Notes 5 and 16,

which are as of September 29, 2003

ALPHASMART, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		June 30, 2003	Pro Forma at June 30, 2003 (see Note 2)
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,997	$1,403	$2,712
Accounts receivable, net	3,935	4,207	5,268
Inventory	1,473	1,378	1,863
Deferred tax assets	561	325	538
Other current assets	161	976	1,010

Total current assets	8,127	8,289	11,391
Property and equipment, net	826	929	869
Deferred tax assets, net of current portion	117	137	110
Other assets	199	209	227

Total assets	$9,269	$9,564	$12,597

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,360	$1,317	$2,414
Accrued liabilities	1,606	1,959	2,115
Income taxes payable	736	83	810
Borrowings under loan facility	3,380	4,191	2,680
Capital lease obligations, current portion	62	62	62

Total current liabilities	7,144	7,612	8,081
Borrowings against line of credit	1,000	1,000	873
Borrowings under loan facility, net of current portion	6,705	2,514	2,680
Capital lease obligations, net of current portion	245	182	150
Other long-term liabilities	—	126	144
Mandatorily redeemable preferred stock (Redemption value of $10,335)	8,344	9,019	9,376

Total liabilities	23,438	20,453	21,304

Redeemable convertible preferred stock,
Series A, par value $0.0001:
Authorized: 5,037,744 shares at December 31, 2001 and 2002 and June 30, 2003 (unaudited)
Issued and outstanding: 5,037,744 shares at December 31, 2001 and 2002 and June 30, 2003 (unaudited) and none on a pro forma basis
(Aggregate liquidation preference of $10,335 at December 31, 2001 and 2002 and June 30, 2003 (unaudited))	13,468	13,468	13,468	$—

Contingencies and commitments (Note 6)

Stockholders’ deficit:
Common stock, par value $0.0001:
Authorized: 20,000,000 shares at December 31, 2001 and 2002 and June 30, 2003 (unaudited)
Issued and outstanding: 5,469,139, 5,526,218 and 5,526,218 shares at December 31, 2001 and 2002 and June 30, 2003 (unaudited), respectively and 10,563,962 shares on a pro forma basis	1	1	1	1
Additional paid-in capital	1,026	1,184	1,184	14,652
Retained earnings	7,342	10,468	12,645	12,645
Accumulated other comprehensive loss	(7)	(11)	(6)	(6)
Distributions in excess of net book value	(35,999)	(35,999)	(35,999)	(35,999)

Total stockholders’ deficit	(27,637)	(24,357)	(22,175)	$(8,707)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$9,269	$9,564	$12,597

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net revenue	$33,686	$36,225	$35,631	$19,107	$20,010
Cost of revenue	17,781	18,567	16,921	8,951	9,662

Gross margin	15,905	17,658	18,710	10,156	10,348

Operating expense:
Research and development	1,280	2,384	2,806	1,405	1,521
Sales and marketing	2,912	4,471	5,091	2,728	2,892
General and administrative	4,480	3,860	4,571	2,091	1,783

Total operating expense	8,672	10,715	12,468	6,224	6,196

Operating profit	7,233	6,943	6,242	3,932	4,152
Other income (expense):
Interest income	65	38	20	96	4
Interest expense	(1,978)	(1,625)	(1,013)	(619)	(505)
Other income (expense), net	7	(3)	(25)	(1)	(11)

Profit before income taxes	5,327	5,353	5,224	3,408	3,640
Provision for income taxes	(2,286)	(2,313)	(2,098)	(1,370)	(1,463)

Net income	$3,041	$3,040	$3,126	$2,038	$2,177

Net income per share:
Basic	$0.58	$0.56	$0.57	$0.37	$0.39

Diluted	$0.29	$0.28	$0.29	$0.19	$0.20

Shares used in computing per share amounts:
Basic	5,211,077	5,411,028	5,481,226	5,458,965	5,523,329

Diluted	10,487,369	10,925,533	10,807,508	10,790,253	10,890,070

Pro forma net income per share (unaudited) (see Note 12):
Basic			$0.30		$0.21

Diluted			$0.29		$0.20

Shares used in pro forma share calculations (unaudited) (see Note 12):
Basic			10,518,970		10,561,073

Diluted			10,807,508		10,890,070

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned Stock-based Compensation	Retained Earnings	Accum- ulated Other Compre- hensive Loss	Distri- butions in Excess of Net Book Value	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2000	5,037,744	$13,468	4,929,407	$1	$618	$(39)	$2,620	$—	$(35,999)	$(32,799)
Distribution to founders	—	—	—	—	—	—	(1,359)	—	—	(1,359)
Exercise of common stock options	—	—	506,179	—	175	—		—	—	175
Issuance of common stock options to non-employees	—	—	—	—	56	(56)	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	—	—	95	—	—	—	95
Net income	—	—	—	—	—	—	3,041	—	—	3,041

Balance at December 31, 2000	5,037,744	13,468	5,435,586	1	849	—	4,302	—	(35,999)	(30,847)
Exercise of common stock options	—	—	34,247	—	21	—	—	—	—	21
Repurchase of forfeited unvested restricted shares	—	—	(694)	—	(1)	—	—	—	—	(1)
Issuance of common stock options to non-employees	—	—	—	—	157	(157)	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	—	—	157	—	—	—	157
Comprehensive income:
Net income	—	—	—	—	—	—	3,040	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(7)	—
Total comprehensive income										3,033

Balance at December 31, 2001	5,037,744	$13,468	5,469,139	$1	$1,026	$—	$7,342	$(7)	$(35,999)	$(27,637)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT—(Continued)

(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned Stock-based Compensation	Retained Earnings	Accum- ulated Other Compre- hensive Loss	Distri- butions in Excess of Net Book Value	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	5,037,744	$13,468	5,469,139	$1	$1,026	$—	$7,342	$(7)	$(35,999)	$(27,637)
Exercise of common stock options	—	—	57,079	—	52	—	—	—	—	52
Issuance of common stock options to employees	—	—	—	—	8	(8)	—	—	—	—
Issuance of common stock options to non-employees	—	—	—	—	98	(40)	—	—	—	58
Amortization of unearned stock-based compensation	—	—	—	—	—	48	—	—	—	48
Comprehensive income:
Net income	—	—	—	—	—	—	3,126	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(4)	—
Total comprehensive income										3,122

Balance at December 31, 2002	5,037,744	13,468	5,526,218	1	1,184	—	10,468	(11)	(35,999)	(24,357)
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	—	2,177	—	—
Foreign currency translation gain (unaudited)	—	—	—	—	—	—	—	5	—
Total comprehensive income (unaudited)										2,182

Balance at June 30, 2003 (unaudited)	5,037,744	$13,468	5,526,218	$1	$1,184	$—	$12,645	$(6)	$(35,999)	$(22,175)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income	$3,041	$3,040	$3,126	$2,038	$2,177
Adjustments to reconcile net income to net cash provided by operating activities:
Allowances for doubtful accounts and returns	(2)	(10)	(160)	(186)	2
Depreciation and amortization	237	283	346	153	226
Deferred tax assets	(68)	(168)	216	149	(186)
Amortization of unearned stock-based compensation	95	157	48	8	—
Amortization of deferred financing fees	62	63	62	31	89
Accretion of interest on mandatorily redeemable preferred stock	582	627	675	331	357
Change in operating assets and liabilities:
Accounts receivable	(1,115)	1,741	(112)	(1,199)	(1,063)
Inventory	(1,631)	2,053	95	195	(485)
Other current assets	(68)	1	(758)	(679)	(34)
Other assets	—	(28)	(72)	(72)	(107)
Accounts payable	1,470	(1,829)	(43)	734	1,097
Accrued liabilities	293	235	368	804	156
Deferred revenue	(17)	(917)	—	—	—
Income taxes payable	530	522	(653)	(904)	727
Other long-term liabilities	—	—	126	178	18

Net cash provided by operating activities	3,409	5,770	3,264	1,581	2,974

Cash flows from investing activities:
Purchases of property and equipment	(592)	(96)	(464)	(189)	(166)

Net cash used in investing activities	(592)	(96)	(464)	(189)	(166)

Cash flows from financing activities:
Proceeds from line of credit	1,500	—	—	—	873
Proceeds from loan facility	—	—	—	—	6,030
Repayment of line of credit	—	(500)	—	(29)	(1,000)
Repayment of loans payable	(3,535)	(3,380)	(3,380)	(1,690)	(7,375)
Payments under capital lease obligations	—	(48)	(62)	—	(32)
Proceeds from the exercise of common stock options	175	21	52	45	—
Distribution to founders	(1,359)	—	—	—	—
Repurchase of common stock	—	(1)	—	—	—

Net cash provided by (used in) financing activities	(3,219)	(3,908)	(3,390)	(1,674)	(1,504)

Effect of foreign currency translation	—	(6)	(4)	4	5
Net increase (decrease) in cash and cash equivalents	(402)	1,760	(594)	(278)	1,309
Cash and cash equivalents at beginning of year	639	237	1,997	1,997	1,403

Cash and cash equivalents at end of year	$237	$1,997	$1,403	$1,719	$2,712

Supplemental disclosure of cash flow information—See Note 14

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—FORMATION AND BUSINESS OF THE COMPANY:

AlphaSmart, Inc. (the “Company”) develops, markets and supports technology platforms that are focused on the K-12 education market and are based on low-cost, durable and easy-to-use technology. Designed for the specific needs of the education market, the products improve students’ fundamental academic and computing skills and provide educators with integrated tools to easily manage the classroom’s word processing, outlining, keyboarding, test taking and technology skill building needs. The products are distributed in the United States and other markets throughout the world. The Company was incorporated in California in January 1992, as Intelligent Peripheral Devices, Inc. In November 1999, the Company was renamed AlphaSmart, Inc. From January 1, 1999 until June 4, 1999, the Company elected to be taxed as an “S” Corporation under the Internal Revenue Code. Thereafter, the Company has been taxed as a “C” Corporation under the Internal Revenue Code.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary AlphaSmart Europe Limited, which was incorporated in the United Kingdom. All significant intercompany transactions and account balances between AlphaSmart, Inc. and AlphaSmart Europe Limited have been eliminated.

Foreign currency translation

The functional currency of the Company’s subsidiary is the British Pound. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and revenue and expense accounts at the average exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income.

Unaudited interim results

The accompanying consolidated balance sheet as of June 30, 2003, the consolidated statements of operations and of cash flows for the six months ended June 30, 2002 and June 30, 2003 and the consolidated statement of stockholders’ deficit for the six months ended June 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended June 30, 2002 and June 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Unaudited pro forma stockholders’ equity

Immediately prior to the consummation of the offering contemplated by this prospectus, all of the redeemable convertible preferred stock outstanding will automatically convert into 5,037,744 shares of common stock based on the shares of redeemable convertible preferred

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock, Series A, outstanding at June 30, 2003. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the balance sheet. The unaudited pro forma earnings per share includes the effect of automatic conversion of all outstanding shares of redeemable convertible preferred stock, Series A, into common stock.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with an original maturity of three months or less to be cash equivalents.

Fair value of financial instruments

The reported amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings under the line of credit and loan facility approximates fair value.

Inventory

Inventory, which includes raw materials, work in process, and finished goods, is stated at the lower of cost or market with cost being determined using the first in, first out (“FIFO”) method. Inventory is stated net of allowance for obsolete or slow moving inventory.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of three to five years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the facility lease term or the estimated useful lives of the improvements. The Company capitalizes tooling costs to the extent they relate to ongoing and routine costs of tools and molds used to manufacture products that the Company markets. Capitalized tooling and molds are amortized over their estimated useful life of three years. Major additions and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the life of the assets are charged to operations. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in the results of operations.

Long-lived assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which the

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company adopted in fiscal 2002. SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. SFAS No. 144 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

Warranty accrual

The Company’s products carry a limited warranty ranging from one to three years that includes repair services or replacement parts as needed. The Company accrues estimated expenses for warranty obligations at the time that products are shipped based on historical experience and the Company’s estimate of the level of future costs. The factors that affect the Company’s warranty liability include the number of units sold, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty costs are reflected in the income statement as a cost of revenue.

Changes in the Company’s estimated product warranty liability during the year ended December 31, 2002 and the six months ended June 30, 2003 were as follows (in thousands):

Warranty accrual at January 1, 2002	$300
Additions charged to cost of revenue during the year	196
Settlements made during the year	(202)

Warranty accrual at December 31, 2002	294
Additions charged to cost of revenue during the period (unaudited)	211
Settlements made during the period (unaudited)	(190)

Warranty accrual at June 30, 2003 (unaudited)	$315

Deferred financing fees

The Company has capitalized certain costs in obtaining loans and financing. These costs, which are classified in other assets on the balance sheet, are being amortized on an effective interest rate basis over the life of all related loans.

Concentrations of credit risk and other risks and uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of money market funds. The Company places its temporary cash investments primarily with one financial institution which management believes to be creditworthy. Deposits with financial institutions may exceed the amount of insurance provided on such deposits.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s accounts receivable are derived from revenue earned from customers located primarily in the United States of America. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectibility of each account. To date losses from bad debt have been insignificant.

For the years ended December 31, 2000, 2001, 2002 and for the six months ended June 30, 2002 and 2003 (unaudited), no single customer represented 10% or more of total revenue. At December 31, 2001, 2002 and June 30, 2003 (unaudited), no single customer accounted for more than 10% of total accounts receivable.

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations: delays in new product announcements and product introduction by the Company or its competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix or markets in which products are sold, availability and costs of raw materials, reliance on subcontractors, lack of management continuity, political and economic conditions in various geographic areas, and costs associated with other events, such as intellectual property disputes and litigation among other factors.

Revenue recognition

We recognize product revenue upon shipment to the customer, provided at the time of shipment there is persuasive evidence of an arrangement with the customer, the fee is fixed or determinable and collection of the receivable is reasonably assured in compliance with applicable accounting regulations under Staff Accounting Bulletin No. 101. Net revenue recognized is net of an estimated amount for future product returns. We measure estimated future product returns related to the current period by analyzing historical returns, current economic trends and changes in customer demand and acceptance of our products.

We recognize revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. We do not offer updates for our hardware or software applications, but we do provide limited customer support through our customer care center in Red Bluff, California. We apply the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products.

Shipping and handling fees and costs

The Company classifies amounts billed to customers for shipping and handling as revenue. Costs incurred by the Company for shipping and handling have been classified as cost of revenues.

Software development costs

Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards (“SFAS“) No. 86, “Accounting for the Costs of Computer

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software to be Sold, Leased or Otherwise Marketed” or “SFAS No. 86.” Capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. The Company begins capitalization upon completion of a working model. To date, the establishment of technological feasibility of the Company’s products and general release substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been material. Accordingly, the Company has charged all such costs to research and development expense. Future capitalized costs, if any, will be amortized based on the greater of the expense as determined on a straight-line basis over the estimated life of the products or the ratio of current revenue to the total of current and anticipated future revenue.

Advertising costs

The cost of advertising is expensed as incurred. For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003 (unaudited), the Company incurred $282,000, $295,500, $196,000 and $102,000 in advertising expenses, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” or “SFAS No. 109,” which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income tax expense is composed of taxes payable for the current year, plus the net change in deferred tax amounts during the year.

Segment reporting

The Financial Accounting Standards Board or “FASB” issued SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” or “SFAS No. 131,” which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographical areas and major customers. The method of determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision-maker is considered to be the Chief Executive Officer (“CEO”). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. The Company operates in one segment, the education market.

All long-lived assets are maintained in the United States of America.

Stock-based compensation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (“SFAS No. 148”) which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148, amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation.”

Had compensation cost for the Company’s stock option grants to employees been determined based on the fair values of the stock option at the date of grant consistent with the provisions of SFAS No. 123, the Company’s net income would have changed to the pro forma amounts as follows (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income—as reported	$3,041	$3,040	$3,126	$2,038	$2,177
Add: Stock-based employee compensation expense
included in reported net income, net of related taxes	—	—	8	8	—
Deduct: Total stock-based employee compensation
expense determined under fair value based method for all awards, net of related income taxes	(34)	(26)	(43)	(17)	(20)

Pro forma net income	$3,007	$3,014	$3,091	$2,029	$2,157

Net income per share:
Basic:
As reported	$0.58	$0.56	$0.56	$0.37	$0.39
Pro forma	$0.29	$0.29	$0.29	$0.19	$0.20
Diluted:
As reported	$0.29	$0.28	$0.29	$0.19	$0.20
Pro forma	$0.29	$0.28	$0.29	$0.19	$0.20

Fair value disclosures

The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Weighted average risk-free interest rate	6.03%	4.24%	4.06%	4.18%	2.65%
Expected life (in years)	4	4	4	4	4
Dividend yield	0%	0%	0%	0%	0%

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average per share grant date fair value of options granted during the years ended December 31, 2000, 2001, 2002 and for the six months ended June 30, 2002 and June 30, 2003 were $0.32, $0.24, $0.73, $0.76 (unaudited) and $0.44 (unaudited), respectively.

The Company accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Stock-based compensation to non-employees is based on the fair value of the option estimated using the Black-Scholes model on the date of grant and revalued until vested. The assumptions used in the calculation for non-employee grants were: dividend yield of 0%; expected volatility of 65%; expected term of 10 years; risk free interest rate ranging from 4.45% to 6.78%.

Comprehensive loss

Comprehensive loss includes foreign currency translation adjustments, the impact of which have been excluded from net income and reflected as equity. The component of comprehensive loss is reported on the Company’s consolidated statements of stockholders’ deficit.

Recent accounting pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of this pronouncement on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which relates to the identification of, and financial reporting for, variable-interest entities (VIEs). FIN 46 has far-reaching effects and applies to new entities that are created after January 31, 2003, as well as to existing VIEs no later than the beginning of the first interim or annual period that starts after July 1, 2003. The Company believes that the adoption of FIN 46 will not have an impact on its financial position or on its results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company will adopt this Statement in the year ending December 31, 2004. The Company is in the process of evaluating whether the adoption of this statement will have a material impact on its financial position or on its results of operations.

NOTE 3—NET INCOME PER SHARE:

Basic net income per share is computed by dividing net income by the weighted-average number of vested common shares outstanding for the period. Diluted net income per share is computed giving effect to all potential dilutive common stock, including options, common stock subject to repurchase and redeemable convertible preferred stock, Series A.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Numerator:
Net income	$3,041	$3,040	$3,126	$2,038	$2,177

Denominator:
Weighted-average common stock outstanding	5,258	5,452	5,499	5,478	5,526
Less: Weighted-average shares subject to repurchase	(47)	(41)	(18)	(19)	(3)

Weighted-average shares used in computing basic net income per share	5,211	5,411	5,481	5,459	5,523

Effects of dilutive securities:
Common stock options	238	477	289	293	329
Convertible preferred stock	5,038	5,038	5,038	5,038	5,038

Total weighted-average number of shares used in computing diluted net income per share	10,487	10,926	10,808	10,790	10,890

NOTE 4—BALANCE SHEET COMPONENTS:

Accounts receivable consisted of the following (in thousands):

	December 31,		June 30, 2003
	2001	2002
			(unaudited)
Accounts receivable, trade	$4,276	$4,301	$5,385
Accounts receivable from related party (see Note 13)	—	87	66

	4,276	4,388	5,451
Less: Allowance for doubtful accounts and returns	(341)	(181)	(183)

	$3,935	$4,207	$5,268

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory consisted of the following (in thousands):

	December 31,		June 30, 2003
	2001	2002
			(unaudited)
Finished goods	$878	$1,005	$1,329
Work-in-progress	11	—	7
Raw materials	584	373	527

	$1,473	$1,378	$1,863

Property and equipment consisted of the following (in thousands):

	December 31,		June 30, 2003
	2001	2002
			(unaudited)
Fixtures and equipment	$671	$786	$948
Leasehold improvements	432	442	428
Tooling and molds	324	648	666

	1,427	1,876	2,042
Less: Accumulated depreciation and amortization	(601)	(947)	(1,173)

	$826	$929	$869

Leasehold improvements include $355,000 and $355,000 of assets acquired under capital lease with accumulated amortization of $53,000 and $124,000 at December 31, 2001 and 2002, respectively. Depreciation and amortization expense for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 (unaudited) and 2003 (unaudited) was $237,000, $283,000, $346,000, $153,000 and $226,000, respectively.

Other assets consisted of the following (in thousands):

	December 31,		June 30, 2003
	2001	2002
			(unaudited)
Deferred financing fees	$151	$89	$—
Long-term deposits	28	100	207
Officer life insurance	20	20	20

	$199	$209	$227

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities consisted on the following (in thousands):

	December 31,		June 30, 2003
	2001	2002
			(unaudited)
Payroll and related expenses	$614	$978	$964
Warranty	300	294	315
Lease restructuring charge	—	116	58
Royalties	14	103	289
Sales commissions	174	56	193
Interest	47	24	—
Other	457	388	296

	$1,606	$1,959	$2,115

NOTE 5—BORROWINGS:

Loan facility

In June 1999, the Company entered into a $20,000,000 term loan facility with a bank. At December 31, 2001 and 2002, the Company had obligations of $10,085,000 and $6,705,000 outstanding under this facility, respectively. The loan bears interest at LIBOR plus 2.00% (4.17% at December 31, 2002). Interest is calculated and paid monthly. The loan is collateralized by substantially all of the assets of the Company. The loan matures in June 2004. Under the terms of the term loan facility, the Company is required to maintain certain financial covenants regarding its minimum net worth, fixed charges to earnings before income taxes, depreciation and amortization (“EBITDA”), and total indebtedness to EBITDA.

Principal payments under the loan facility, at December 31, 2002, were as follows (in thousands):

Year Ending December 31,
2003	$4,191
2004	2,514

6,705
Current portion	(4,191)

Non-current portion	$2,514

On May 27, 2003, the Company fully repaid the remaining principal of $5,860,000 and interest of $29,000 related to the $20,000,000 term loan facility.

On May 30, 2003, the Company entered into a $6,030,000 term loan with a bank. The loan bears interest at LIBOR plus 1.5%. Interest is calculated and paid quarterly. The loan is collateralized by substantially all of the assets of the Company. The loan matures on May 31, 2005. Under the terms of the term loan facility, the Company is required to maintain certain financial covenants regarding its net worth, profitability, fixed charges to EBITDA, and total indebtedness to EBITDA.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principal payments under the loan facility, at June 30, 2003, are as follows (in thousands):

Year Ending June 30,
(unaudited)
2004	$2,680
2005	2,680

5,360
Current portion	(2,680)

Non-current portion	$2,680

Line of credit

In June 1999, the Company entered into a revolving line of credit agreement with a bank for borrowings of up to $5,000,000. Interest accrues monthly at the bank’s prime rate. Amounts borrowed under this agreement are collateralized by substantially all of the assets of the Company. Interest expense is due monthly on the last day of each month. The line of credit agreement expires on June 4, 2004. Under terms of the agreement, the Company is required to maintain certain financial covenants regarding its minimum net worth, fixed charges to EBITDA, and total indebtedness to EBITDA. At December 31, 2001 and 2002, the Company had $1,000,000 outstanding under this line of credit.

On May 27, 2003, the Company fully repaid the remaining principal of $1,000,000 and interest of $8,000 related to the $5,000,000 line of credit.

On May 30, 2003, the Company entered into a revolving line of credit agreement with a bank for borrowings up to $3,000,000. Interest accrues monthly at LIBOR plus 1.5%. Amounts borrowed under this agreement are collateralized by substantially all of the assets of the Company. Interest expense is due monthly on the first day of each month. The line of credit agreement expires on May 31, 2005. Under the terms of the agreement, the Company is required to maintain certain financial covenants regarding its net worth, profitability, fixed charges to EBITDA, and total indebtedness to EBITDA. At June 30, 2003, the Company had $873,000 (unaudited) outstanding under this line of credit.

NOTE 6—CONTINGENCIES AND COMMITMENTS:

Claims and litigation settlement

In April 2002, the Company reached a final settlement with a third party in an intellectual property dispute. The Company agreed to pay $1,000,000 over the period April 1, 2002 through January 1, 2009 and issued 13,333 common stock options at exercise price of $0.015 per share, vesting immediately. The costs will be expensed from April 1, 2002 through January 1, 2009 and have been included in the minimum royalty payment commitment table below.

From time to time the Company is involved in litigation arising out of claims in the normal course of business. Based on the information presently available, including discussion with outside legal counsel, management believes that there are no claims or actions pending or threatened against the Company, the ultimate resolution of which will have a material adverse effect on the Company’s financial position, liquidity or results of operations.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital lease

The Company acquired leasehold improvements under a capital lease which expires in March 2006. Future minimum lease payments under the capital lease as of December 31, 2002, are as follows (in thousands):

Year Ending December 31,
2003	$84
2004	90
2005	90
2006	23

Total minimum lease payments	287
Less amount representing interest	(43)

Present value of minimum lease payments	244
Less current portion of capital lease obligations	(62)

Capital lease obligations, less current portion	$182

Commitments

The Company has entered into operating leases for its facilities with original terms ranging from one to five years. The Company has also entered into royalty agreements with rights to license software and technology used in its products with future minimum royalty payments. The future minimum lease payments under all noncancelable leases and sub-leases and minimum royalty payments, including those entered into after year end having initial terms longer than one year at December 31, 2002 are as follows (in thousands):

Year Ending December 31,	Minimum Lease Payments	Sub-Lease Income	Net Minimum Lease Payments	Minimum Royalty Payments
2003	$784	$(149)	$635	$1,286
2004	776	(89)	687	2,149
2005	494	—	494	3,568
2006	155	—	155	2,228
2007	155	—	155	100
Thereafter	39	—	39	25

	$2,403	$(238)	$2,165	$9,356

Rent expense for the years ended December 31, 2000, 2001 and 2002 was $480,000, $550,000 and $691,000, respectively. On February 18, 2003, the Company entered into a new operating lease agreement for warehouse space in Fremont, California. The additional operating lease commitment has been reflected in the Company’s commitments above.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—LIABILITIES: MANDATORILY REDEEMABLE PREFERRED STOCK:

During 1999, the Company authorized and issued 100,000 shares of mandatorily redeemable preferred stock. The proceeds, net of issuance costs were $6,816,000. The rights, preferences and privileges of the mandatorily redeemable preferred stockholders are as follows:

Dividends

The Company’s Certificate of Incorporation provide that the holders of mandatorily redeemable preferred stock, are entitled to receive cumulative dividends accrued on a daily basis at the rate of 7.52% per annum of the liquidation value from date of issuance of mandatorily redeemable preferred stock, to the first to occur of liquidation of the Company, redemption of the mandatorily redeemable preferred stock, or the date such shares are otherwise acquired by the Company. Accordingly, for the years ending December 31, 2000, 2001 and 2002 and six months ended June 30, 2003 (unaudited), $582,000, $627,000, $675,000 and $357,000 in dividends were accrued for, respectively, and reflected in the financial statements as interest expense as the mandatorily redeemable preferred stock, has the characteristics of a debt instrument and has been classified appropriately as a liability in the balance sheet as follows (in thousands):

Balance at January 1, 2000	$7,135
Accretion of interest	582

Balance at December 31, 2000	7,717
Accretion of interest	627

Balance at December 31, 2001	8,344
Accretion of interest	675

Balance at December 31, 2002	9,019
Accretion of interest (unaudited)	357

Balance at June 30, 2003 (unaudited)	$9,376

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, each holder of mandatorily redeemable preferred stock, shall be entitled to receive liquidation proceeds equal to $69.46 per share plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate liquidation proceeds to $103.35 per share prior to and in preference to distributions to the holders of common stock and holders of redeemable convertible preferred stock.

Redemption

On the first day of June each year, commencing 2005 and ending in 2006, the Company shall redeem the lesser of: (a) 51,263 shares on June 1, 2005 and 48,737 shares on June 1, 2006, or (b) the number of shares of mandatorily redeemable preferred stock, then outstanding, for redemption proceeds of $69.46 per share plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. In the event of: (i) a change in ownership of the Company whereby any person or group of persons, other than the holders of common stock and mandatorily

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

redeemable convertible preferred stock, owning capital stock of the Company possessing the voting power to elect a majority of the Company’s Board of Directors, or (ii) any sale or transfer of a majority of the assets of the Company, or (iii) any merger or consolidation in which the Company is not the surviving Company, the Company shall redeem the outstanding mandatorily redeemable preferred stock, for redemption proceeds of $69.46 per share plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. Upon an initial public offering of the Company’s common stock, the Company shall redeem any then outstanding shares of mandatorily redeemable preferred stock, for redemption proceeds of $69.46 per share plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. The Company may at any time after the first anniversary of the date of issuance of the mandatorily redeemable preferred stock, redeem all or any portion of the shares of mandatorily redeemable preferred stock, then outstanding.

Voting

Shares of mandatorily redeemable preferred stock, have no voting rights, however they have certain rights of veto. As long as any mandatorily redeemable preferred stock, remain outstanding, the Company must obtain approval from a majority of the holders of mandatorily redeemable preferred stock, in order to: (i) sell, lease or otherwise dispose of, a majority of the consolidated assets of the Company, (ii) effect a merger or consolidation, (iii) liquidate, dissolve or effect a recapitalization or reorganization (iv) change the number of authorized shares of any class or series of stock, or any notes or debt securities containing equity features having any preference to or parity with any such preference of the mandatorily redeemable preferred stock, or (v) amend the articles of incorporation as related to mandatorily redeemable preferred stock.

NOTE 8—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

Redeemable convertible preferred stock Series A, at December 31, 2001, December 31, 2002 and June 30, 2003 (unaudited) consists of the following (in thousands, except share data):

	Number of Shares		Liquidation Amount	Proceeds Net of Issuance Costs
Series	Authorized	Outstanding
A	5,037,744	5,037,744	$10,335	$13,468

The rights, preferences and privileges of the redeemable convertible preferred stockholders, Series A, are as follows:

Dividends

The Company’s Certificate of Incorporation provide that the holders of redeemable convertible preferred stock, Series A, are not entitled to receive any dividends. As long as any redeemable convertible preferred stock, Series A, is outstanding, without prior written consent of a majority of the holders of redeemable convertible preferred stock, Series A, the Company shall not redeem, purchase or otherwise acquire directly or indirectly any common stock, nor shall the Company directly or indirectly pay or declare any dividend or make any distribution upon any common stock.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, after payment to the holders of redeemable convertible preferred stock, Series A, and prior to any distribution to the holders of common stock, the holders of redeemable convertible preferred stock, Series A, shall be entitled to receive the greater of: (i) an amount equal to $2.05 per share, as adjusted for stock dividends, splits, combinations or recapitalizations, or (ii) the maximum consideration payable with respect to each share of common stock in such liquidation, dissolution or winding up of the Company multiplied by the number of shares of common stock issuable upon conversion of each share of redeemable convertible preferred stock, Series A. For purposes of holders of redeemable convertible preferred stock, Series A, a liquidation, dissolution or winding up of the Company shall include the sale of a majority of the Company’s assets or the merger or consolidation of the Company whereby immediately subsequent to such event, previous shareholders of the Company hold a minority voting interest in the surviving corporation.

Voting

Each share of redeemable convertible preferred stock, Series A, has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock.

As long as at least 1,000,000 shares of redeemable convertible preferred stock, Series A, remain outstanding, the Company must obtain approval of a majority of the holders of redeemable convertible preferred stock, Series A, in order to: (i) sell, lease or otherwise dispose of, a majority of the consolidated assets of the Company, (ii) effect a merger or consolidation, (iii) liquidate, dissolve or effect a recapitalization or reorganization (iv) change the number of authorized shares of redeemable convertible preferred stock, Series A, (v) authorize, create or issue any shares of any class or series of stock, or any notes or debt securities containing equity features having any preference to or parity with any such preference of the redeemable convertible preferred stock, Series A, or (vi) amend the Certificate of Incorporation as related to redeemable convertible preferred stock, Series A.

Conversion

Each share of redeemable convertible preferred stock, Series A, is convertible, at the option of the holder, into shares of common stock, at an initial conversion price of $2.73 per share as adjusted for dividends and distributions, reclassifications, reorganization, splits, exchange or substitution, issuance of additional dilutive securities, or sale of shares below the series conversion price. Redeemable convertible preferred stock, Series A, will automatically convert to common stock at a rate of one-to-one at the effective conversion price upon the earlier of (i) the closing of a firm commitment underwritten public offering in which the aggregate gross proceeds to the Company are at least $20,000,000 or (ii) the consent of holders of more than 50% of the then outstanding shares of redeemable convertible preferred stock, Series A.

At December 31, 2001, December 31, 2002 and June 30, 2003 (unaudited), the Company reserved 5,037,744 shares of common stock for the conversion of redeemable convertible preferred stock, Series A.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—COMMON STOCK:

The Company’s Certificate of Incorporation authorize the Company to issue 20,000,000 shares of common stock. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of mandatorily redeemable preferred stock, and redeemable convertible preferred stock, Series A, outstanding at the time.

Stock Option Plans

In August 1998, the Company adopted the 1998 stock option plan (the “1998 Plan”). Under the 1998 Plan, eligible employees, directors, and consultants can receive options to purchase shares of the Company’s common stock at a price not less than 100% of the fair value on the date of grant for incentive stock options and nonqualified stock options, respectively. The options granted under the Plan are exercisable over a maximum of ten years from the date of grant and generally vest in various installments over a two to five year period.

At December 31, 2001, December 31, 2002 and June 30, 2003 (unaudited), the Company had reserved 1,300,000 shares of common stock for issuance under the 1998 Plan.

A summary of the stock option activity under the 1998 Plan is set forth below (in thousands, except share and per share data):

		Outstanding
	Shares Available for Grant	Number of Shares	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Balances at January 1, 2000	235,012	631,698	$0.30—$1.50	$232	$0.37
Exercised	—	(506,179)	$0.30—$1.50	(176)	$0.35
Granted	(316,997)	316,997	$1.50	475	$1.50
Cancelled	23,999	(23,999)	$0.30—$1.50	(24)	$1.00

Balances at December 31, 2000	(57,986)	418,517	$0.30—$1.50	$507	$1.21
Additional shares authorized	700,035
Exercised	—	(34,247)	$0.30—$1.50	(21)	$0.61
Granted	(439,671)	439,671	$1.50	659	$1.50
Cancelled	22,414	(22,414)	$1.50	(34)	$1.50

Balances at December 31, 2001	224,792	801,527	$0.30—$1.50	$1,111	$1.39
Exercised	—	(57,079)	$0.30—$4.50	(52)	$0.91
Granted	(64,657)	64,657	$0.02—$4.50	232	$3.59
Cancelled	16,665	(16,665)	$1.50	(25)	$1.50
Granted outside of the 1998 Plan	—	13,334	$0.02	1	$0.02

Balances at December 31, 2002	176,800	805,774	$0.02—$4.50	$1,267	$1.57
Granted (unaudited)	(104,999)	104,999	$4.50	472	$4.50
Cancelled (unaudited)	29,583	(29,583)	$4.50	(133)	$4.50

Balances at June 30, 2003 (unaudited)	101,384	881,190	$0.02—$4.50	$1,606	$1.82

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information with respect to stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.02	13,334	9.25	$0.02	13,334	$0.02
$0.30	51,683	5.81	$0.30	48,160	$0.30
$0.33	1	5.59	$0.33	1	$0.33
$1.50	683,432	7.87	$1.50	313,960	$1.50
$3.00	19,333	9.03	$3.00	1,804	$3.00
$4.50	37,991	9.47	$4.50	—	$4.50

	805,774			377,259

The following table summarizes information with respect to stock options outstanding at June 30, 2003 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.02	13,334	8.75	$0.02	13,334	$0.02
$0.30	51,683	5.31	$0.30	48,987	$0.30
$0.33	1	5.09	$0.33	1	$0.33
$1.50	664,682	7.37	$1.50	385,018	$1.50
$3.00	15,167	8.53	$3.00	5,446	$3.00
$4.50	136,323	9.30	$4.50	7,758	$4.50

	881,190			460,544

Note 10—Lease Restructuring Charge:

On April 8, 2002, the Company vacated its office facility in Cupertino, California and shifted its operations to the new office facility in Los Gatos, California. The Company sub-let the office facility in Cupertino, California to a third-party for the remaining term of the lease which expires in April 2004. The Company recognized a one-time charge of $305,000, which is included in general and administrative expenses, on the restructuring of the lease which comprises $290,000 of net rental costs for the remaining lease term and $15,000 of furniture and fixtures written off (See Note 4).

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—INCOME TAXES:

The income tax provision (benefit) comprises (in thousands):

	Years Ended December 31,
	2000	2001	2002
Current tax expense:
Federal	$1,903	$2,071	$1,622
State	451	397	232
Foreign	—	13	28

	2,354	2,481	1,882

Deferred tax expense:
Federal	(57)	(152)	176
State	(11)	(16)	40

	(68)	(168)	216

Net tax provision	$2,286	$2,313	$2,098

The difference between the actual tax rate and the statutory rates is as follows:

	Years Ended December 31,
	2000	2001	2002
Federal statutory rate	34.0%	34.0%	34.0%
State tax rate, net of federal benefit	4.8%	5.0%	3.2%
Research credit	—%	(2.8)%	(2.3)%
Other	4.1%	7.0%	5.3%

Effective tax rate	42.9%	43.2%	40.2%

The Company elected to be taxed as a “S” Corporation under the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholders separately account for their pro rata share of the Company’s income for the period from January 1, 1999 to June 4, 1999. On June 4, 1999, the Company terminated this election and, as a result, is taxed as a “C” Corporation under the Internal Revenue Code. The Company does not provide a tax provision for the period when the shareholders separately accounted for their pro rata share of the Company’s income for Federal income tax purposes. The Company has provided state tax for this period in compliance with the applicable state tax laws for “S” Corporations.

The components of the net deferred tax asset are as follows (in thousands):

	December 31,
	2000	2001	2002
Depreciation and amortization	$70	$117	$137
Reserves and accruals	440	561	325

	510	678	462
Current deferred tax asset	(440)	(561)	(325)

Long term deferred tax asset	$70	$117	$137

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—UNAUDITED PRO FORMA NET INCOME PER SHARE:

Unaudited pro forma basic and diluted net income per share have been computed to give effect to the conversion of redeemable convertible preferred stock, Series A that will convert to common stock immediately prior to the closing of the Company’s initial public offering (using the as-converted method) for the year ended December 31, 2002 and the six months ended June 30, 2003. A reconciliation of the numerator and denominator used in calculation of pro forma basic and diluted net income per share follows (in thousands, except share and per share data):

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
		(unaudited)
Numerator:
Net income	$3,126	$2,177

Denominator:
Weighted-average shares outstanding used in computing basic net income per share	5,481,226	5,523,329
Adjustments to reflect the effect of the assumed conversion of the preferred stock from the date of issuance	5,037,744	5,037,744

Weighted-average shares used in computing basic pro forma net income per share	10,518,970	10,561,073
Adjustments to reflect the effect of the assumed conversion of options outstanding, and weighted-average unvested common shares subject to repurchase	288,538	328,997

Weighted-average shares used in computing diluted pro forma net income per share	10,807,508	10,890,070

Pro forma net income per share:
Basic	$0.30	$0.21
Diluted	$0.29	$0.20

NOTE 13—RELATED PARTY TRANSACTIONS:

Capital lease

The Company acquired leasehold improvements which are recognized as a capital lease of one of its facilities which is leased under an operating lease from certain shareholders and employees of the Company. The future minimum lease payments have been included in Note 6.

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating lease

The Company leases one of its facilities under an operating lease from certain shareholders and employees of the Company. In 2001 and 2002 and for the six months ending June 30, 2003, the Company incurred $61,000, $65,000 and $32,000 (unaudited) of rent expense in connection with this operating lease, respectively. The lease expires in January 2006 and the future minimum lease payments under this lease at December 31, 2002 are as follows (in thousands):

Year Ending December 31,	Minimum Lease Payments
2003	$65
2004	69
2005	69
2006	6

$209

Reseller agreement

The Company entered into a reseller agreement with an entity controlled by the spouse of one of the employees of the Company to distribute its products. The terms of the agreement are substantially the same as those with the Company’s other third party resellers. For the years ended December 31, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, the Company recorded revenue of $261,000, $478,000, $234,000 (unaudited) and $0 (unaudited), respectively, from this related party reseller at gross margins of between 11% and 90%. At December 31, 2001 and 2002 and June 30, 2002 and 2003, $0, $87,000, $39,000 (unaudited) and $66,000 (unaudited) were included in accounts receivable owing from this related party reseller, respectively. On July 22, 2003, the Company settled the outstanding balance of $66,000 in exchange for certain technology assets received from the related party.

NOTE 14—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Supplemental disclosures (in thousands):
Interest paid	$1,412	$1,155	$532	$311	$150

Taxes paid	$2,156	$2,109	$2,535	$1,736	$922

Property and equipment acquired under capital leases	$—	$355	$—	$—	$—

Disposition of property and equipment	$256	$—	$—	$—	$—

Unearned stock-based compensation	$56	$157	$48	$8	$—

Disposition of fully depreciated property and equipment	$257	$305	$3	$—	$—

ALPHASMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—RETIREMENT PLAN:

The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company’s contributions to the 401(k) Plan are discretionary. In the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003 (unaudited), the Company contributed $88,000, $192,000, $198,000 and $146,000 to the 401(k) Plan, respectively.

NOTE 16—SUBSEQUENT EVENTS:

On September 23, 2003, the board of directors authorized the reincorporation of the Company in the State of Delaware. Following the reincorporation, the Company will be authorized to issue 30,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

The Board of Directors will approve a 2 for 3 reverse split of its common stock and redeemable convertible preferred stock, Series A which will be effected immediately prior to the closing of this public offering. All common stock and redeemable convertible preferred stock, Series A data and common stock option plan information has been restated to reflect the reverse split.

DESCRIPTION OF GRAPHIC FOR INSIDE BACK COVER

The page contains two pictures, one on top of the other, the AlphaSmart logo, which is described inside the front cover, the logos for the AlphaSmart 3000, Dana by AlphaSmart and Dana Wireless by AlphaSmart devices, which logos are described below, and a graphic of a young boy holding an AlphaSmart device. The picture on top depicts three young children, two boys and a girl, using an AlphaSmart device. The picture below that depicts two older girls using the AlphaSmart device.

To the right of the uppermost picture on top is the AlphaSmart logo described above. Below that are the words “AlphaSmart 3000.” Below that are the words “dana by AlphaSmart.” Below that are the words “dana wireless by AlphaSmart.” These are the product logos. There are several lines emanating at angles from and above the “l” in the word “wireless,” which are designed to depict the wireless transfer of information. Below that is a graphic of a young school-aged boy holding an AlphaSmart out in front of him.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

                Shares

Common Stock

Deutsche Bank Securities

Jefferies & Company, Inc.

Prospectus

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee and The Nasdaq National Market listing fee.

SEC Registration Fee		$4,689
NASD Filing Fee		$6,500
Nasdaq National Market Listing Fee
Printing Costs
Directors and Officers’ Insurance
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the restated certificate of incorporation and bylaws of the registrant provide that:

•	The registrant is required to indemnify its directors and officers and such persons serving as a director, officer, employee or agent in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary;

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amounts if it is finally determined that such person is not entitled to indemnification under Delaware law;

•	The rights conferred in the registrant’s restated certificate of incorporation and bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and

•	The registrant may not retroactively amend the provisions of our restated certificate of incorporation or bylaws in a way that is adverse to the registrant’s directors, executive officers, employees and agents in these matters.

The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation and the bylaws, as well as certain additional procedural protections. The indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and amounts paid in settlement or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors, officers, employees, agents or fiduciaries of any other company or enterprise when they are serving in these capacities at the request of the registrant. The registrant’s indemnification agreement with Walter G. Kortschak, a director of the registrant and a managing partner of Summit Partners, L.P., also provides that the registrant is liable to indemnify entities affiliated with Summit Partners, L.P. and their respective direct and indirect managers, members, stockholders, partners, officers, directors, employees, agents and affiliates in the same manner and to the same extent as Mr. Kortschak is indemnified under such agreement. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or cross claim, except with respect to proceedings specifically authorized by the registrant’s board of directors, brought to enforce a right to indemnification under the indemnification agreement, the registrant’s restated certificate of incorporation or bylaws or as required by Delaware law. In addition, under the agreements, the registrant is not obligated to indemnify, or advance expenses to, the indemnified party:

•	For any expenses incurred by the director or executive officer with respect to any proceeding instituted by such party to enforce or interpret the indemnification agreement, if a court of competent jurisdiction determines that each of the material assertions made by such party was not made in good faith or was frivolous;

•	For any damages or expenses incurred by the director or officer in an action brought by or in the name of the registrant to enforce or interpret the indemnification agreement if a court of competent jurisdiction determines in a final judgment that each of the material defenses asserted by such director or officer was made in bad faith or was frivolous;

•	For expenses or liabilities of any type to the extent the director or officer has otherwise received payment for such amount, whether under an insurance or otherwise;

•	For any amounts paid in settlement of a proceeding, unless the registrant consents to such settlement;

•	For expenses and the payment of profits arising from the purchase or sale by the indemnified party of securities of the registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, if a court of competent jurisdiction makes a final determination that the director or officer has violated such laws; and

•	For any acts, omission, or transaction for which a director or officer may not be indemnified under Delaware law, as determined in a final judgment by a court of competent jurisdiction.

The indemnification provisions in the registrant’s restated certificate of incorporation, bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of underwriting agreement	1.1	*
Certificate of incorporation of registrant, as currently in effect	3.1	*
Amended and restated certificate of incorporation to effect a two-for-three reverse split of the common stock and redeemable convertible preferred stock.	3.3	*
Amended and restated certificate of incorporation of registrant to be effective upon completion of this offering	3.4
Amended and restated bylaws of registrant to be effective upon completion of this offering	3.5
Form of directors’ and officers’ indemnification agreement	10.4	*
Indemnification agreement by and between the registrant and Walter G. Kortschak	10.5	*
*	To be filed by amendment.

Item 15.    Recent Sales of Unregistered Securities.

Since September 20, 2000, the registrant has sold and issued the following unregistered securities:

(1)  The registrant sold an aggregate of 181,037 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $242,301 upon the exercise of stock options granted under its 1998 stock option plan in exchange for cash.

(2)  The registrant granted stock options to employees, directors and consultants under its 1998 stock option plan covering an aggregate of 1,869,343 shares of the registrant’s common stock. Of these, options covering an aggregate of 257,194 were canceled without being exercised.

(3)  On April 1, 2002, the registrant issued an option to purchase 13,334 shares of its common stock at an exercise price of $0.015 per share.

(4)  On May 30, 2003, the registrant entered into a loan agreement with Union Bank of California, N.A., pursuant to which it issued a term loan promissory note in the amount of $6,030,000 and revolving credit promissory note in the amount of $3,000,000. These notes mature on May 31, 2005.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 of the rules promulgated under the Securities Act or Section 4(2) of the Securities Act as transactions not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules

The exhibits listed in the exhibit Index are filed as part of this registration statement.

(a)  Exhibits

Exhibit Number		Description of Document
1.1	*	Form of underwriting agreement.

3.1	*	Certificate of incorporation, as currently in effect.

3.2		Bylaws, as currently in effect.

3.3	*	Amended and restated certificate of incorporation to effect a two-for-three reverse split of the common stock and redeemable convertible preferred stock.

3.4		Amended and restated certificate of incorporation to be effective upon completion of this offering.

3.5		Amended and restated bylaws to be effective upon completion of this offering.

4.1	*	Form of registrant’s specimen common stock certificate.

Exhibit Number	Description of Document
5.1	Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the registrant, with respect to the common stock being registered.

10.1*	1998 stock option plan.

10.2*	2003 stock plan.

10.3	2003 employee stock purchase plan.

10.4*	Form of directors’ and officers’ indemnification agreement.

10.5*	Indemnification agreement by and between the registrant and Walter G. Kortschak.

10.6	Loan agreement dated May 30, 2003 by and between the registrant and Union Bank of California, N.A., as agent and lender.

10.7	Security agreement dated May 30, 2003 by and between the registrant and Union Bank of California, N.A.

10.8	Real estate lease agreement by and between registrant and Milpitas Industrial Properties, Inc. dated February 10, 2003.

10.9	Real estate lease agreement by and between registrant and AlphaVista Properties LLC dated February 11, 2001.

10.10*	Real estate lease agreement by and between registrant and Merham Partners, LLC dated June 23, 2003.

10.11	Real estate lease agreement by and between registrant and VISTA Enterprises dated August 22, 2000.

10.12	Real estate sublease agreement by and between registrant and PumaTech Inc. dated February 4, 2002.

10.13*†	License agreement by and between the registrant and PalmSource, Inc. dated June 29, 2001.

10.14*†	Amendment no. 1 to the software license agreement for Palm OS Software by and among PalmSource, Inc., Palm Platform Overseas Limited and the registrant.

10.15*†	License agreement, settlement and mutual release by and between the registrant and Douglas J. Kelly dated April 1, 2002.

10.16	Investors’ rights agreement dated June 4, 1999 by and among the registrant, Ketan D. Kothari, Manish D. Kothari, Joseph Barrus and the investors set forth on the signature pages thereto.

10.17*	Form of stock option agreement by and between the registrant and James M. Walker and the registrant and David M. Gallatin.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in the form of opinion filed as Exhibit 5.1).

24.1	Power of attorney. Reference is made to Page II-6.

*	To be filed by amendment.
†	Confidential treatment will be requested with respect to certain portions of this exhibit. When filed, this exhibit will omit the information subject to such confidentiality request. Omitted portions will be filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules

None.

Item 17.  Undertakings

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Gatos, California on this 30th day of September 2003.

ALPHASMART, INC.

By:	/s/ KETAN D. KOTHARI

Ketan D. Kothari Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Ketan D. Kothari and Manish D. Kothari, and each one of them, such person’s true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this power of attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the persons whose signatures appear below, which persons have signed such registration statement in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KETAN D. KOTHARI Ketan D. Kothari	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	September 30, 2003

/s/ JAMES M. WALKER James M. Walker	Chief Financial Officer, Chief Operating Officer and Secretary (Principal Financial and Accounting Officer)	September 30, 2003

/s/ MANISH D. KOTHARI Manish D. Kothari	President and Director	September 30, 2003

/s/ WALTER G. KORTSCHAK Walter G. Kortschak	Director	September 30, 2003

Signature	Title	Date

/s/ WILLIAM J. SCHROEDER William J. Schroeder	Director	September 30, 2003

/s/ V. DAVID WATKINS V. David Watkins	Director	September 30, 2003

/s/ TERRY CRANE Terry Crane	Director	September 30, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of underwriting agreement.

3.1*	Certificate of incorporation, as currently in effect.

3.2	Bylaws, as currently in effect.

3.3*	Amended and restated certificate of incorporation to effect a two-for-three reverse split of the common stock and redeemable convertible preferred stock.

3.4	Amended and restated certificate of incorporation to be effective upon completion of this offering.

3.5	Amended and restated bylaws to be effective upon completion of this offering.

4.1*	Form of registrant’s specimen common stock certificate.

5.1	Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the registrant, with respect to the common stock being registered.

10.1*	1998 stock option plan.

10.2*	2003 stock plan.

10.3	2003 employee stock purchase plan.

10.4*	Form of directors’ and officers’ indemnification agreement.

10.5*	Indemnification agreement by and between the registrant and Walter G. Kortschak.

10.6	Loan agreement dated May 30, 2003 by and between the registrant and Union Bank of California, N.A.

10.7	Security agreement dated May 30, 2003 by and between the registrant and Union Bank of California, N.A., as agent and a lender.

10.8	Real estate lease agreement by and between registrant and Milpitas Industrial Properties, Inc. dated February 10, 2003.

10.9	Real estate lease agreement by and between registrant and AlphaVista Properties LLC dated February 11, 2001.

10.10*	Real estate lease agreement by and between registrant and Merham Partners, LLC dated June 23, 2003.

10.11	Real estate lease agreement by and between registrant and VISTA Enterprises dated August 22, 2000.

10.12	Real estate sublease agreement by and between registrant and PumaTech Inc. dated February 4, 2002.

10.13*†	License agreement by and between the registrant and PalmSource, Inc. dated June 29, 2001.

10.14*†	Amendment no. 1 to the software license agreement for Palm OS Software by and among PalmSource, Inc., Palm Platform Overseas Limited and the registrant.

10.15*†	License agreement, settlement and mutual release by and between the registrant and Douglas J. Kelly dated April 1, 2002.

10.16	Investors’ rights agreement dated June 4, 1999 by and among the registrant, Ketan D. Kothari, Manish D. Kothari, Joseph Barrus and the investors set forth on the signature pages thereto.

Exhibit Number	Description of Document
10.17*	Form of stock option agreement by and between the registrant and James M. Walker and the registrant and David M. Gallatin.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in the form of opinion filed as Exhibit 5.1).

24.1	Power of attorney. Reference is made to Page II-6.

*	To be filed by amendment.
†	Confidential treatment will be requested with respect to certain portions of this exhibit. When filed, this exhibit will omit the information subject to such confidentiality request. Omitted portions will be filed separately with the Securities and Exchange Commission.